
03057576

United Rentals, Inc.

8,639,422

Strength in Numbers

60,856

69,

2002 Annual Report

United Rentals

1-800-UR-RENTS

amida

United Rentals is North America's largest equipment rental company, with more than 750 branches in 47 states, 7 Canadian provinces and Mexico. Our 13,000 employees serve a wide range of customers, including construction and industrial companies, utilities, municipalities, homeowners and others. We offer our customers many benefits:

- The largest fleet of rental equipment in the world — over 500,000 units, with an original cost of approximately $3.7 billion
- More than 600 different types of equipment, including aerial work platforms, construction equipment, industrial and heavy machinery, traffic control equipment, trench safety equipment and homeowner items
- Industry-leading information technology that electronically links our branches and gives our customers access to every piece of equipment in our fleet
- A well-developed infrastructure that emphasizes our full range of support services — everything from a world-class safety department to round-the-clock emergency assistance
- Customer-focused industry veterans who run our branches and ensure that we deliver what we promise — "The Right Equipment. Right Now!"

We also sell used rental equipment, act as a dealer for many lines of new equipment, and sell related merchandise, parts and service.

Financial Highlights

The financial highlights for 2002 and 2001 are adjusted to exclude certain charges as explained in the notes to the table. After giving effect to these charges, operating income, net income (loss) and diluted EPS (loss) in accordance with accounting principles generally accepted in the United States ("GAAP"), were $111.9 million, ($397.8 million) and ($5.25), respectively, in 2002 and $462.0 million, $111.3 million and $1.18, respectively, in 2001. See Selected Financial Data on page 25.

(In millions, except per share data)	**2002**	2001	2000
Revenues	**$2,821.0**	$2,886.6	$2,918.9
Operating Income, as adjusted[1]	**388.1**	490.9	547.9
Net Income, as adjusted[2]	**107.6**	147.0	176.4
Diluted EPS, as adjusted[2]	**$1.11**	$1.56	$1.89

[1] We had GAAP operating income in 2002 of $111.9 million. Our operating income, as adjusted, for 2002 excludes: (i) a $28.3 million restructuring charge; and (ii) a $247.9 million goodwill impairment charge.

We had GAAP operating income in 2001 of $462.0 million. Our operating income, as adjusted, for 2001 excludes a $28.9 million restructuring charge.

[2] We had a GAAP net loss in 2002 of $397.8 million or $5.25 per share. Our net income and diluted EPS, as adjusted, for 2002 excludes the following charges: (i) a $28.3 million restructuring charge (net of tax equal to $17.3 million or $0.23 per share); (ii) a $247.9 million goodwill impairment charge (net of tax equal to $198.9 million or $2.62 per share); (iii) $1.6 million in refinancing costs (net of tax equal to $0.9 million or $0.01 per share); and (iv) a $348.9 million charge due to a change in accounting principle relating to goodwill (net of tax equal to $288.3 million or $3.80 per share). Diluted EPS, as adjusted for 2002, is calculated on a fully diluted shares outstanding basis (96.7 million shares), whereas the GAAP net loss results, are calculated on basic shares outstanding (75.8 million shares).

We had GAAP net income in 2001 of $111.3 million or $1.18 per diluted share. Our net income and diluted EPS, as adjusted, for 2001 excludes the following charges: (i) a $28.9 million restructuring charge (net of tax equal to $19.2 million or $0.20 per diluted share); (ii) a $7.8 million charge for refinancing costs (net of tax equal to $5.2 million or $0.06 per diluted share); and (iii) a $18.1 million extraordinary item (net of tax equal to $11.3 million or $0.12 per diluted share).



Revenues
$3,000
2,250
1,500
750
'00
'01
'02
Operating Income
(as adjusted)
$600
450
300
150
'00
'01
'02
Net Income
(as adjusted)
$200
150
100
50
'00
'01
'02
Diluted EPS
(as adjusted)
$2.00
1.50
1.00
.50
'00
'01
'02

To Our Shareholders

2002

This past year was a tough one for the equipment rental industry. Most of us expected to see an economic recovery by year-end. That didn't happen. Instead we saw our customers' main business activity, private non-residential construction, decline by 16%. This affected everything from rental rates to utilization to used equipment prices.

We ended the year with $2.82 billion of total revenues and a net loss of $397.8 million, resulting from $505.4 million of after-tax charges for non-cash goodwill write-offs, and restructuring and refinancing costs. Excluding these charges, the company realized $388.1 million of operating income and $107.6 million of net income, or $1.11 per diluted share.*

There was a measure of satisfaction in seeing our branches outpace the operating environment. Same-store rental revenues eased just 2.7% year-over-year, supported by a 2.1% increase in overall rental volume. This helped offset a 4.8% decline in rates. In addition, we generated a healthy $694.1 million of cash flow from operations and the sale of rental equipment, and invested $492.3 million of that cash in rental fleet. We believe that United Rentals has the youngest fleet of any public rental company, and anticipate that in 2003 our fleet will age more slowly than those of our competitors.

The company took prudent steps to further strengthen its liquidity in 2002. We completed an offering of $210 million of senior notes, and amended our senior credit facility to give us greater flexibility with respect to certain financial ratios through December 2004. At year-end, we had just $45 million drawn on our revolving credit facility. This left us with $493 million of available borrowing capacity after taking into account letters of credit.

We gained valuable market share, and grew our customer base to 1.7 million with the addition of 300,000 new customers. We also recruited a fresh wave of industry veterans, and trained more than 4,000 employees in sales and service skills. Our employees are taught to differentiate United Rentals to customers by communicating the benefits we offer — stability, accessibility, equipment knowledge, extensive fleet and passionate service attitude. This should help us obtain rental rates that reflect our premium value to customers.

Positioning for growth

Throughout 2002, we continued to manage risks and opportunities with an eye toward building long-term value:

- We acquired 35 trench rental locations and integrated them within 30 days. This extended our presence in a rental specialty that historically has provided high margins and significant cross-selling opportunities.
- We remained responsive to marketplace dynamics and realized 11.3% of our rental revenues by sharing equipment between our branches. Equipment sharing generated $243 million last year and added 6.7 percentage points to utilization. We also redeployed $890 million of fleet to more closely align it with customer demand.
- We attracted 121 new customers to our National Account program, which primarily serves *Fortune 1000* and *ENR 400/600* companies with extensive equipment needs. National Accounts contributed record revenues of $422 million in 2002, a 13% increase over the prior year.
- We launched a program to increase merchandise sales across our network by building on the best practices of our strongest retail locations. This strategy expands on our concept of one-stop shopping, and offers customers the convenience of buying supplies where they rent. We expect to double merchandise revenues over the next two to three years with little incremental cost to the company.

** For a reconciliation of as-adjusted results and GAAP results, please see the footnotes on page one.*



- We strengthened our network by closing or consolidating 42 marginal branches, and expect that this will improve profitability by at least $20 million per year. The company concluded 2002 with an integrated network of more than 750 locations in the United States, Canada and Mexico.
- We continued to invest in the cutting-edge information technology that drives every aspect of our culture, from branch operations to financial controls. We added important new *URdata*® online account features for customers, and expanded our computer capacity by 25% to support further development of *UREdge*™, our internal reporting tool.

Our company remains well positioned to capitalize on the eventual rebound in non-residential construction. We have worked hard to build loyalty with our 1.7 million customers, and our prominent brand continues to attract first-time renters. In addition, about 75% of our cost of rentals is fixed or semi-fixed, giving us considerable operating leverage. This has worked against us in the downturn, but should help us in a recovery when our revenues will rise faster than our costs, increasing the percentage of revenues that flows to our bottom line.

United Rentals is fortunate to operate in an industry that affords ample room for growth. We are the leading rental supplier to a construction market that is still in the early stages of rental penetration and an industrial market that is virtually untapped. Any uptick in equipment demand should stimulate rental activity as it did in the past two decades, when our industry grew at a compound annual rate of 14%.

The past year tested the stamina of almost every industry in North America. I'm proud that United Rentals remained steadfast under such challenging circumstances. We not only weathered the worst construction slowdown in recent memory, we improved our liquidity and increased our market share. I thank our customers, employees and shareholders for their support and remain enthusiastic about our prospects for growth.

Bradley S. Jacobs
Chairman and Chief Executive Officer
March 19, 2003


1,719,172
customers



"We're constantly working out new ways to add value from the customer's perspective. Many of the features we develop for *URdata*® start with a customer's suggestion."

Eileen Patjens
IT Project Manager


CONTRACTOR

Cyril Henry
Safety Officer

United Rentals fulfilled nearly nine million customer transactions last year, a credit to the passionate service attitude of our 13,000 employees. Our customers had ready access to over 600 categories of equipment, including excavators, forklifts, light towers, generators, material handlers, aerial lifts and power tools. By year-end, our rental fleet had spent more than 300 million hours on the job.

We invested nearly half a billion dollars in rental equipment for our customers in 2002, bringing the original cost of our fleet to $3.7 billion. United Rentals has developed an extremely favorable cost structure based on volume purchasing that earns the deepest discounts offered to any company in our industry. Dozens of leading manufacturers have partnered with us as strategic suppliers: JLG, John Deere, Genie, JCB, Multiquip and Wacker, to name a few. We also have an effective system in place to dispose of older or underutilized assets through our own retail network. This generally yields higher margins than equipment sold at auction.

The quality of our fleet is just one of several attributes that differentiate United Rentals in the marketplace. Customers see us as the ultimate one-stop shop — a convenient, well-stocked rental supplier that also sells quality

"My job is to keep our customers and employees safe. The best way to do that is to prevent accidents before they happen. I spend a good part of my day walking the shop and yard, making sure that everyone follows our company's safety procedures. If I see an employee using a piece of equipment improperly, I correct that right away. If I see an oil spill on the floor, I have it cleaned immediately or I'll clean it up myself. When new employees join our company I train them on safety practices, and each month I bring together everyone in the branch for a safety seminar. I'm also certified to train customers on the proper use of lifts and material handlers. I'm proud that in 2002 not a single employee was injured at my branch."

Number of Customers
(in millions)



2
1.5
1
.5
'00
'01
'02

merchandise and equipment, and provides services such as safety training, maintenance and emergency response. Our one-stop capability presents a number of possibilities for growth. For example, many of our customers buy hard hats, gloves and other job-related merchandise from contractor supply houses. Our expanded merchandising program is intended to attract more of this business at little incremental cost to the company.

More than 1.7 million customers

United Rentals served a healthy mix of customers in 47 states last year, as we grew our customer base by 20% in the face of declining demand.

8,639,422

rental transactions



"Most customers who come to our branch are pressed for time and appreciate the convenience of our one-stop shop. They can add hardhats or duct tape to their rental order and be on their way."

McClain Viera
Assistant Branch Manager


COMMANDER 500
United
Rentals
United
Rentals
1-800-UR-RENTS

About 52% of our rental revenues came from commercial construction companies, 23% from industrial customers, and 15% from infrastructure contractors. The remaining 10% came primarily from residential rentals. We intentionally diversify our customer base to avoid over-reliance on any one customer. In 2002, our top ten customers accounted for less than 3% of revenues.

United Rentals has had a dedicated National Account team in place since 1998 to address the needs of large customers with extensive equipment needs. Many of our National Accounts are *Fortune 1000* and *ENR 400/600* companies with multiple jobsites — industry anchors such as CBS Sports, Boeing, General Dynamics, Turner Construction, Coors Brewing Company and Burlington Northern Santa Fe. National Account customers rely on our ability to process large orders on short notice, like 300 aerial lifts or 100 generators. These companies also value our national footprint, 24-hour response, safety training and online account management capabilities. Our National Account program generated $422 million for us last year, exceeding projections.

"I usually get to the first jobsite at about seven in the morning and have a cup of coffee with the general contractor. This gives me a chance to find out how the project is coming along and see whether I can be of help. After 15 years in the rental business, I must have made thousands of these visits. Some of my customers have been with me from the start. A few weeks ago, my cell phone rang at midnight — the power had gone down at a local hospital and they needed a backup for their emergency power system. I checked with our branch manager on Long Island who directed me to our power division in Maryland. By six in the morning we had a power substation up and running at the hospital. This is exactly the kind of service our customers expect from us."

National Account Revenues
(in millions)


$500
375
250
125
'00
'01
'02

To better serve customers of all sizes in 2002, we greatly expanded our recruitment and training programs. More than 4,000 of our employees enhanced their sales and service skills through 69,400 total hours of internal training. Our efforts returned some immediate results. In August, for example, we tested a new training program at our South Florida branches and improved telephone performance scores by 65% in 30 days. This program has now been implemented company-wide.

Meeting the range of customer needs

In addition to offering general construction and industrial equipment for rent, our company


United Rentals
UR-RENTS

Vito Italia
Outside Sales Representative


1-800-UR-RENTS



"My managers find ways to say yes to customers, no matter what they need. If one branch doesn't have the equipment available, a few computer keystrokes will locate it at a branch nearby."

Honey Kenyon
District Manager

United Rentals

11.3%

of rental revenues from equipment sharing

"There are more than a thousand pieces of equipment at this branch, and every single one needs to operate without a hitch. That's my responsibility. The challenge of taking a machine apart and figuring out what needs to be fixed makes this job fun. No two days are ever the same. Nine mechanics work with me — three spend most of their time on the road doing jobsite maintenance, and six are based here at the branch. Our green rent-ready tag never goes on a machine until the condition of the equipment meets our standards. We take care of the fleet as if we personally owned it. Can our rental customers tell the difference? Absolutely! That's why so many of them ask us to service the equipment they own."

invests in specialized equipment that has the potential to generate superior returns. In 2002:

Aerial equipment rentals remained strong for us, buoyed by rising demand for boom lifts and scissor lifts. Contractors, staging companies and a host of other customers have discovered that these aerial work platforms are safer and easier to use than ladders or scaffolding. Our company's Big Gun program was particularly successful in establishing United Rentals as the aerial supplier for large, long-term projects that can require up to 500 pieces of equipment for months or even years at a time. Last year we supplied Big Gun rentals to jobsites as diverse as power plants, stadiums, military bases and airports.

Trench safety rentals continued to be an attractive slice of our business, with healthy margins and dollar utilizations realized on trench shoring and shielding equipment, road plates and slide rail systems. The 35 trench safety locations we acquired in July further established our presence in this appealing rental specialty where growth is driven by OSHA legislation and productive new technologies. United Rentals



Jeff Attong
Service Manager

Value of Private Non-Residential Construction in the United States
(in billions)


$200
150
100
50
'00
'01
'02

has a unique ability to serve the trench rental customer by cross-selling merchandise, safety training and general equipment rentals.

Traffic control rentals, known as highway technologies, were constrained in 2002 by the decision of many states to postpone matching funds for TEA-21 construction. This resulted in lower-than-expected demand for traffic barricades, message boards, portable signals and pavement marking systems. Nevertheless, traffic control rentals have a bright future. About a third of our nation's roads and bridges are estimated to be functionally obsolete and overdue for restoration. Additionally, new construction


Genie. GS-2646
United Rentals
$3,660,
original cost of rental fleet



"With a fleet this large, I rarely have to send a customer away empty-handed or ask him to accept a compromise. We believe in providing exactly the right equipment for the job."

Ron Bianco, Jr.
Sales Coordinator

160,856

is needed to close the gap between the 87% increase in licensed vehicles since 1970, and the 6% increase in highway capacity. We understand the special requirements of road and bridge construction, and can provide the infrastructure contractor with everything from traffic cones to electronic systems that monitor vehicle density and suggest alternate routes to drivers.

Disciplined control of an intricate business

Equipment rental is simple on the surface, but complex in practice. Each transaction starts with a sales call or customer inquiry, which requires that we know fleet availability, rental rates and product specifications. We may need to obtain equipment from other branches or pre-schedule jobsite maintenance. This is followed by loading, delivery, retrieval, cleaning, repair, billing and collection. Many customers need project advice, safety instruction and merchandise as well. This process holds true whether we rent a single rototiller to a landscape contractor in Atlanta or hundreds of boom lifts to a casino in Las Vegas.



Tracy Mitchell
Inside Sales Representative

2002 Revenues by Type



Equipment Rentals 76.4%
New Equipment Sales 7.6%
Used Equipment Sales 6.2%
Merchandise Sales 5.7%
Other 4.1%

United Rentals has the organization in place to serve customers consistently well throughout the transaction. Branch managers control their own profit centers, and have the authority to make decisions based on local conditions. Our information system gives managers access to real-time data concerning the availability of equipment at other branches, and allows them to share equipment at will — a practice that optimizes both customer service and utilization. This same system disseminates best practices and benchmarks throughout our network, including 86 key performance indicators

"Most of my job involves selling the smaller aerial work platforms known as pusharounds. A lot of contractors use them to reach high ceilings because a lift is usually safer than a ladder. I keep up on all the different models so that I can recommend exactly the right machine for the job. A customer may ask for one type of lift out of habit when something a little different would suit his needs better. Or he may want advice about whether it's best to rent or buy. I've been selling equipment for more than 10 years now, and I know most of my suppliers personally. That goes a long way when one of my customers needs rush delivery. For me, every step of the sale is another chance to demonstrate the advantage of doing business with United Rentals."



"We train our people to never take customer relationships for granted. There's always room for improvement. Even our most experienced people are eager to learn new service skills."

Carla Oakes
Training Coordinator

69,400

hours of employee training


amida
United Rentals
Rentals
1-800-UR-R



Ed Heinz
Branch Manager

that help managers measure branch metrics against company expectations. Oversight is provided in the form of rigorous monthly operating reviews that analyze performance against plan.

Our managers understand that there is a direct correlation between equipment utilization and return on investment. For example, a machine that sits idle at a jobsite waiting for pick-up has lower potential utilization than a machine that's retrieved promptly and made available again to customers. Off-rent retrieval time is one of the key performance indicators we measure. Equipment that clearly fails to meet our standards for time and dollar utilization is earmarked for transfer or sale. Last year, we transferred $66 million of underutilized assets to areas of greater demand where they generated better returns.

At the forefront of opportunity

The 300,000 new customers we added in 2002 barely scratched the surface of a market that is still relatively undeveloped. Only about 30% of construction equipment is rented in North America, compared to the 60% to 80%

"I run a branch with 47 employees and a $12 million rental fleet. If you walk through our rental yard you might think we're all about equipment, but we're not — we're all about service. I've been in this industry for 20 years, and I've held virtually every position from yardman to sales rep to manager. Experience has taught me that honest, consistent service is what matters most to rental customers. A lot of my job involves motivating employees to push the level of customer service as high as it can go. We know we have to keep earning our customers' loyalty if we want them to come back and rent from us again and again."



Percent of Construction Fleet Rented
100
75
50
25
United States
Australia
Japan
United Kingdom

penetration of more mature rental markets overseas. Industrial equipment needs represent even greater opportunity at less than 2% rental penetration. Long-term industry trends remain solidly in our favor, fueled by compelling reasons to rent: better customer productivity, safety, cost savings and convenience. It is reasonable to expect that a major rebound in non-residential construction will ignite industry growth. When that rebound occurs, United Rentals will be in an excellent position to capitalize on our expanding share of the market, strong brand recognition and loyal customer base.

Contents

Selected Financial Data

We completed a number of acquisitions during the periods presented below. We accounted for certain of these acquisitions as poolings-of-interests. This means that, for accounting and financial reporting purposes, the acquired company is treated as having been combined with us at all times since the inception of the acquired company. Accordingly, we have restated our accounts to include the accounts of the businesses that we acquired in these pooling-of-interests transactions, except in one case where the transaction was not material. We accounted for our other acquisitions as purchases. This means that the results of operations of the acquired company are included in our financial statements only from the date of acquisition. We believe that our results for the periods presented below are not directly comparable because of the impact of the acquisitions accounted for as purchases. For additional information, see Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this report.

	Year Ended December 31				
(In thousands, except per share data)	1998	1999	2000	2001	**2002**
Income Statement Data:					
Total revenues	$1,220,282	$2,233,628	$2,918,861	$2,886,605	**$2,820,989**
Total cost of revenues	796,834	1,408,710	1,830,291	1,847,135	**1,934,712**
Gross profit	423,448	824,918	1,088,570	1,039,470	**886,277**
Selling, general and administrative expenses	195,620	352,595	454,330	441,751	**438,918**
Goodwill impairment					**247,913**
Restructuring charge				28,922	**28,262**
Merger-related expenses	47,178				
Non-rental depreciation and amortization	35,248	62,867	86,301	106,763	**59,301**
Operating income	145,402	409,456	547,939	462,034	**111,883**
Interest expense	64,157	139,828	228,779	221,563	**195,961**
Preferred dividends of a subsidiary trust	7,854	19,500	19,500	19,500	**18,206**
Other (income) expense, net	(4,906)	8,321	(1,836)	6,421	**(900)**
Income (loss) before provision for income taxes, extraordinary items and cumulative effect of change in accounting principle	78,297	241,807	301,496	214,550	**(101,384)**
Provision for income taxes	43,499	99,141	125,121	91,977	**8,102**
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	34,798	142,666	176,375	122,573	**(109,486)**
Extraordinary items, net [1]	21,337			11,317	
Cumulative effect of change in accounting principle, net [2]					**(288,339)**
Net income (loss)	$ 13,461	$ 142,666	$ 176,375	$ 111,256	**$ (397,825)**
Pro forma provision for income taxes before extraordinary items [3]	$ 44,386				
Pro forma income before extraordinary items [3]	33,911				
Basic earnings (loss) before extraordinary items and cumulative effect of change in accounting principle per share	$0.53	$2.00	$2.48	$1.70	**$(1.45)**
Diluted earnings (loss) before extraordinary items and cumulative effect of change in accounting principle per share	$0.48	$1.53	$1.89	$1.30	**$(1.45)**
Basic earnings (loss) per share [4]	$0.20	$2.00	$2.48	$1.54	**$(5.25)**
Diluted earnings (loss) per share [4]	$0.18	$1.53	$1.89	$1.18	**$(5.25)**
Other Financial Data:					
Depreciation and amortization	$ 211,158	$ 343,508	$ 414,432	$ 427,726	**$ 384,849**
Dividends on common stock	—	—	—	—	**—**

	December 31				
(In thousands)	1998	1999	2000	2001	**2002**
Balance Sheet Data:					
Cash and cash equivalents	$ 20,410	$ 23,811	$ 34,384	$ 27,326	**$ 19,231**
Rental equipment, net	1,143,006	1,659,733	1,732,835	1,747,182	**1,845,675**
Goodwill, net [5]	922,065	1,853,279	2,215,532	2,199,774	**1,705,191**
Total assets	2,634,663	4,497,738	5,123,933	5,061,516	**4,690,557**
Total debt	1,314,574	2,266,148	2,675,367	2,459,522	**2,512,798**
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust	300,000	300,000	300,000	300,000	**226,550**
Series A and B preferred stock [6]		430,800	430,800		
Stockholders' equity	726,230	966,686	1,115,143	1,625,510	**1,331,505**

(1) The charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties. The charge in 2001 resulted from the refinancing of certain debt and primarily reflected the write-off of deferred financing fees.

(2) The cumulative effect of change in accounting principle in 2002 resulted from a goodwill impairment charge recognized upon the adoption of a new accounting standard. See Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Accounting Treatment for Goodwill and Other Intangible Assets" and Note 4 to the Notes to Consolidated Financial Statements included elsewhere in this report.

(3) A company that we acquired in a pooling-of-interests transaction was taxed as a Subchapter S Corporation until being acquired by us in 1998. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provision for income taxes before extraordinary items and pro forma income before extraordinary items reflect a provision for income taxes as if such company was liable for federal and state income taxes as a taxable corporate entity for all periods presented.

(4) Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of tax or $0.45 per diluted share), a $4.8 million ($0.07 per diluted share) charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item, net of tax, of $21.3 million ($0.30 per diluted share). Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of tax or $0.12 per diluted share) of expenses incurred related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of tax or $0.20 per diluted share), a $7.8 million ($5.2 million net of tax or $0.06 per diluted share) charge, recorded in other expense, relating to refinancing costs of a synthetic lease and an extraordinary item, net of tax, of $11.3 million ($0.12 per diluted share). Our earnings during 2002 were impacted by a restructuring charge of $28.3 million ($17.3 million net of tax or $0.23 per share), a $247.9 million goodwill impairment charge ($198.8 million net of tax or $2.62 per share), a $1.6 million charge ($0.9 million net of tax or $0.01 per share) recorded in other expense relating to refinancing costs, and a cumulative effect of change in accounting principle, net of tax, of $288.3 million ($3.80 per share).

(5) Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired. Until January 1, 2002, goodwill was being amortized on a straight-line basis over forty years. Beginning January 1, 2002, in accordance with the adoption of a new accounting standard, goodwill was no longer amortized. See Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Accounting Treatment for Goodwill and Other Intangible Assets" and Note 4 to the Notes to Consolidated Financial Statements included elsewhere in this report.

(6) We issued series A and B perpetual convertible preferred stock in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. Under this guidance, the series A and B preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, we entered into an agreement effecting the exchange of new series C and D perpetual convertible preferred stock for the series A and B preferred. The series C and D preferred is not subject to mandatory redemption on a hostile change of control, and is included in stockholders' equity under the recent SEC guidance. The effect of the foregoing is that our perpetual convertible preferred stock is included in stockholders' equity as of September 28, 2001 and thereafter, but is outside of stockholders' equity for earlier dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following data together with our Consolidated Financial Statements and related Notes.

Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (i) unfavorable economic and industry conditions can reduce demand and prices for our products and services; (ii) governmental funding for highway and other construction projects may not reach expected levels; (iii) we may not have access to capital that we may require; and (iv) any companies that we acquire could have undiscovered liabilities and may be difficult to integrate. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission ("SEC"), including our most recent report on Form 10-K. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

We file reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC's website at *www.sec.gov.*

We make available on our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is *www.unitedrentals.com.* The information contained in our website is not incorporated by reference in this report.

General

We are the largest equipment rental company in the world. Our revenues are divided into three categories:

- *Equipment rentals.* This category includes our revenues from renting equipment. This category also includes related revenues such as the fees we charge for equipment delivery, fuel, repair of rental equipment and damage waivers.
- *Sales of rental equipment.* This category includes our revenues from the sale of used rental equipment.
- *Sales of equipment and merchandise and other revenues.* This category principally includes our revenues from the following sources: (i) the sale of new equipment; (ii) the sale of supplies and merchandise; (iii) repair services and the sale of parts for equipment owned by customers; and (iv) the operations of our subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

Our cost of operations consists primarily of: (i) depreciation costs relating to the rental equipment that we own and lease payments for the rental equipment that we hold under operating leases; (ii) the cost of repairing and maintaining rental equipment; (iii) the cost of the items that we sell including new and used equipment and related parts, merchandise and supplies; and (iv) personnel costs, occupancy costs and supply costs.

We record rental equipment expenditures at cost and depreciate equipment using the straight-line method over the estimated useful life (which ranges from two to ten years), after giving effect to an estimated salvage value of 0% to 10% of cost.

Selling, general and administrative expenses primarily include sales commissions, bad debt expense, advertising and marketing expenses, management salaries, and clerical and administrative overhead.

Non-rental depreciation and amortization includes: (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements; (ii) the amortization of deferred financing costs; and (iii) the amortization of other intangible assets. Our other intangible assets consist of non-compete agreements. As described below, effective January 1, 2002, we no longer amortize goodwill.

We completed acquisitions in each of 2000, 2001 and 2002. See Note 3 to the Notes to Consolidated Financial Statements included elsewhere in this report. In view of the fact that our operating results for these years were affected by acquisitions, we believe that our results for these periods are not directly comparable.

Change in Accounting Treatment for Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" issued by the Financial Accountants Standards Board ("FASB"). Under this standard, our goodwill, which we previously amortized over 40 years, is no longer amortized. We amortized approximately $58.4 million of goodwill in 2001. Our approximately $17.0 million of other intangible assets will continue to be amortized over their estimated useful lives. Under the new accounting standard, we are required to periodically review our goodwill for impairment. In general, this means that we must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on our balance sheet. If the fair value of the goodwill is less than the recorded value, we are required to write off the excess goodwill as an expense.

We completed our initial impairment analysis in the first quarter of 2002 and recorded a non-cash charge of approximately $348.9 million ($288.3 million, net of tax). We completed a subsequent impairment analysis in the fourth quarter of 2002 and recorded an additional non-cash impairment charge of approximately $247.9 million ($198.8 million, net of tax). The first impairment charge, net of tax benefit, was recorded on our statement of operations as a "cumulative effect of change in accounting principle." This charge appears below the operating income line and, accordingly, does not impact operating income. The second impairment charge was recorded on our statement of operations as "goodwill impairment." This charge appears above the operating income line and, accordingly, does impact operating income. Our stockholders' equity was reduced by the amount of both charges.

We will be required to review our goodwill for further impairment at least annually. Any future goodwill impairment charge would be recorded on our statement of operations as "goodwill impairment" and would reduce operating income.

We test for goodwill impairment on a branch-by-branch basis rather than on an aggregate basis. This means that a goodwill write-off is required even if only one or a limited number of our branches have impairment and even if there is no impairment for all our branches on an aggregate basis. Factors that may cause future impairment at a particular branch, in addition to macroeconomic factors that affect all our branches, include changes in local demand and local competitive conditions. The fact that we test for impairment on a branch-by-branch basis increases the likelihood that we will be required to take additional non-cash goodwill write-offs in the future, although we cannot quantify at this time the magnitude of any future write-offs.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. A summary of our significant accounting policies is contained in Note 2 to the Notes to Consolidated Financial Statements included elsewhere in this report. In applying many accounting principles, we need to make assumptions, estimates and/or judgments. These assumptions, estimates and judgments are often subjective and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results were we to change underlying assumptions, estimates and/or judgments.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowances.

Useful Lives of Rental Equipment and Property and Equipment

We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value of 0% to 10% of cost. The useful life of an asset is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we could realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Impairment of Goodwill

As described above, we must periodically determine whether the fair value of our goodwill is at least equal to the recorded value shown on our balance sheet. See "—Change in Accounting Treatment for Goodwill and Other Intangible Assets." We must make estimates and assumptions in evaluating the fair value of goodwill. We may be required to change these estimates and assumptions based on changes in economic conditions, changes in our business prospects or other changing circumstances. If these estimates change in the future we may be required to record additional impairment charges for goodwill.

Impairment of Long-Lived Assets

We review the valuation of our long-lived assets on an ongoing basis and assess the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, then the carrying value is reduced to its estimated fair value. The determination of recoverability is based upon a nondiscounted cash flow analysis over the asset's remaining useful life. We must make estimates and assumptions when applying the nondiscounted cash flow analysis. These estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances. If these estimates change in the future, we may be required to recognize write-downs on our long-lived assets.

Restructuring

During 2002 and 2001, we recorded reserves in connection with the restructuring plans described below. These reserves include estimates pertaining to workforce reduction costs and costs of vacating facilities and related settlements of contractual obligations. Although we do not anticipate significant changes, the actual costs may differ from these estimates and we may be required to record additional expense not previously recorded.

Restructuring Plans in 2001 and 2002

We adopted a restructuring plan in April 2001 and a second restructuring plan in October 2002 as described below. These plans were adopted in response to adverse changes in economic conditions and in branch performance in certain of our markets. In connection with these plans, we recorded a restructuring charge of $28.9 million in 2001 (including a non-cash component of approximately $10.9 million) and $28.3 million in the fourth quarter of 2002 (including a non-cash component of approximately $2.5 million).

The 2001 plan involved the following principal elements: (i) 31 underperforming branches and five administrative offices were closed or consolidated with other locations; (ii) our workforce was reduced by 489 through the termination of branch and administrative personnel; and (iii) certain information technology hardware and software was no longer used.

The 2002 plan involved the following key elements: (i) 42 underperforming branches and five administrative offices will be closed or consolidated with other locations (including 26 closed or consolidated as of December 31, 2002); (ii) our workforce will be reduced by 412 (including 232 terminated as of December 31, 2002); and (iii) a certain information technology project was abandoned. We expect to close or consolidate the remainder of the branches and complete the workforce reduction during 2003.

The aggregate annual revenues from the 42 branches that are being eliminated as part of the 2002 restructuring amounted to approximately $80 million. We estimate that we will retain a substantial portion of these revenues because we expect to: (i) redeploy most of the rental equipment of the eliminated branches to other branches that we project will be able to use this equipment to increase revenues; and (ii) shift a portion of the customer base of the eliminated branches to other locations. We cannot, however, be certain that redeployed equipment will generate increased revenues in line with our projections or that we will not lose more customers than we expect. Assuming that the retained revenues are in line with our estimate, we project that the net savings from the 2002 restructuring plan will increase our annual operating income by about $20 million.

The table below provides certain information concerning our restructuring charges. For additional information, see Note 5 to the Notes to Consolidated Financial Statements included elsewhere in this report.

Components of Restructuring Charge (in thousands)	Balance December 31, 2001[1]	Amount of 2002 Charge	Activity in 2002[2]	Balance December 31, 2002[3]
Costs to vacate facilities[4]	$3,538	$24,569	$5,849	$22,258
Workforce reduction costs[5]	2,055	2,776	1,369	3,462
Information technology costs[6]	1,417	917	939	1,395
Total	$7,010	$28,262	$8,157	$27,115

(1) Represents the cash component of the 2001 charge that had not been paid as of December 31, 2001.

(2) Represents: (i) the non-cash component of the 2002 charge that relates to the elements of the 2002 restructuring plan that were implemented through the end of 2002; and (ii) the cash components of the 2001 and 2002 charges that were paid in 2002.

(3) Represents: (i) the non-cash component of the 2002 charge that relates to the elements of the 2002 restructuring plan that will be implemented after 2002; and (ii) the cash components of the 2001 and 2002 charges that were not paid as of December 31, 2002.

(4) These costs primarily represent: (i) payment of obligations under leases offset by estimated sublease opportunities; (ii) the write-off of capital improvements made to such facilities; and (iii) the write-off of related goodwill (only in 2001).

(5) These costs primarily represent severance.

(6) These costs primarily represent the abandonment of certain information technology projects and the payment of obligations under equipment leases relating to such projects.

As indicated in the table above, the aggregate balance of the 2001 and 2002 charges was $27.1 million as of December 31, 2002. We estimate that approximately $13.4 million of the remaining 2001 and 2002 charges will be incurred by December 31, 2003 (comprised of approximately $12.4 million of the cash component and approximately $1.0 million of the non-cash component) and approximately $13.7 million in future periods. These payments will not affect our future earnings because the charges associated with these payments have already been recorded in our 2002 or 2001 results. We expect to make these payments with cash from our operations.

Debt Refinancings and Extraordinary Item

We refinanced approximately $199.4 million of indebtedness in December 2002. In connection with this transaction, we recorded a $1.6 million charge ($0.9 million, net of tax) for the write-off of deferred financing fees attributable to the debt that was refinanced. For additional information concerning this transaction, see "—Liquidity and Capital Resources—Financing Transaction in 2002."

We refinanced an aggregate of $1,695.7 million of indebtedness and other obligations in April 2001. In connection with this transaction, we recorded the following charges: (i) a pre-tax extraordinary charge of $18.1 million ($11.3 million, net of tax) that relates to the refinancing of indebtedness and primarily reflects the write-off of deferred financing fees attributable to the debt that was refinanced; and (ii) a pre-tax charge of $7.8 million ($5.2 million, net of tax) that is recorded in other (income) expense, net, and relates to the refinancing of a synthetic lease.

Results of Operations

Overview of 2002 Results
Our results in 2002 were hurt by the $505.4 million of after-tax charges for non-cash goodwill write-offs and restructuring and refinancing costs described above. These charges are the reason that we ended the year with a net loss of $397.8 million.

If you exclude the charges described above in both 2002 and 2001, then we would have had income, as adjusted, of $107.6 million in 2002, representing a 26.8% decrease from $147.0 million in 2001. The table below reconciles our net income (loss) to our income, as adjusted, to exclude specified charges. We provide this as-adjusted data because we believe that an analysis of such data, in conjunction with an analysis of the GAAP data, may be useful to investors in understanding our 2002 results.

(In thousands)	**2002**	2001
Net income (loss)	**$(397,825)**	$111,256
Plus:		
Restructuring charge, net of tax	**17,343**	19,233
Goodwill impairment charge, net of tax	**198,826**	
Refinancing costs, net of tax	**932**	5,204
Extraordinary item, net of tax		11,317
Cumulative effect of accounting change (related to goodwill impairment), net of tax	**288,339**	
Income, as adjusted	**$ 107,615**	$147,010

Private non-residential construction declined by 16% in 2002, according to Department of Commerce data. This reduced demand for our equipment and put downward pressure on rental rates and on used equipment prices. Our rental rates declined 4.8% and 5.2% for full-year and fourth-quarter 2002, respectively, on a year-over-year basis. The decrease in rental rates was partially offset by a 2.1% increase in the volume of rental transactions at locations open more than one year and by revenues attributable to new locations, partially offset by locations closed or consolidated. The net effect was that our total revenues for the year decreased 2.2% to $2,821.0 million and our same-store rental revenues decreased 2.7%.

The decrease in rental rates and used equipment prices and, to a lesser extent, increases in certain operating costs hurt our gross profit margins. Our gross profit margin from rentals decreased to 32.1% in 2002 from 37.9% in 2001, and our gross profit margin from sales of used rental equipment decreased to 33.7% in 2002 from 39.7% in 2001. On an overall basis our gross profit margin declined to 31.4% in 2002 from 36.0% in 2001.

Our lower revenues and gross profit margins in 2002 are the principal factors that caused income, as adjusted, to decrease to $107.6 in 2002 from $147.0 in 2001. These negative factors were partially offset by the elimination of goodwill amortization in 2002 as described above, which added approximately $36.6 million to our 2002 income, as adjusted.

While income was down in 2002, we maintained ample liquidity. We generated cash flow of $694.1 million, which included $517.9 million from operations and the balance from the sale of used rental equipment. We invested $492.3 million of this cash in our rental fleet. At year-end, we had $45.3 million drawn under our revolving credit facility, leaving us with $493.1 million of available borrowing capacity on this facility after taking into account letters of credit.

Additional Information

Years Ended December 31, 2002 and 2001

Revenues
We had total revenues of $2,821.0 million in 2002, representing a decrease of 2.2% from total revenues of $2,886.6 million in 2001. The different components of our revenues are discussed below:

1. *Equipment Rentals.* Our revenues from equipment rentals were $2,154.7 million in 2002, representing a decrease of 2.6% from $2,212.9 million in 2001. These revenues accounted for 76.4% of our total revenues in 2002 compared with 76.7% of our total revenues in 2001. The decrease in rental revenues principally reflected the following:

- Our rental revenues from locations open more than one year, or same-store rental revenues, decreased by approximately 2.7%. This decrease reflected a decrease in rental rates, which was partially offset by a 2.1% increase in the volume of rental transactions. The decrease in rental rates was 4.8% for full year 2002 and 5.2% for the fourth quarter of 2002 on a year-over-year basis. The decrease in rental rates principally reflected continued weakness in non-residential construction spending.
- The decrease in same-store rental revenues was partially offset by additional revenues attributable to new locations that we acquired or opened. These additional revenues, net of revenues lost due to locations sold or closed, caused our overall decline in rental revenues to be 0.1 percentage points less than it would otherwise have been.

2. *Sales of Rental Equipment.* Our revenues from sales of rental equipment were $176.2 million in 2002, representing an increase of 19.8% from $147.1 million in 2001. These revenues accounted for 6.2% of our total revenues in 2002 compared with 5.1% of our total revenues in 2001. The increase in these revenues in 2002 reflected an increase in volume partially offset by weaker pricing.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our revenues from "sale of equipment and merchandise and other revenues" were $490.1 million in 2002, representing a decrease of 6.9% from $526.6 million in 2001. These revenues accounted for 17.4% of our total revenues in 2002 compared with 18.2% of our total revenues in 2001. The decrease in these revenues in 2002 principally reflected a decrease in the volume of new equipment sales.

Gross Profit

Gross profit decreased to $886.3 million in 2002 from $1,039.5 million in 2001. This decrease reflected the decrease in total revenues discussed above, as well as the decrease in gross profit margin described below from equipment rentals and the sale of rental equipment. Information concerning our gross profit margin by source of revenue is set forth below:

1. *Equipment Rentals.* Our gross profit margin from equipment rental revenues was 32.1% in 2002 and 37.9% in 2001. The decrease in 2002 principally reflected the decrease in rental rates described above and, to a lesser extent, higher costs related to employee benefits, fleet maintenance and delivery, and facilities.

2. *Sales of Rental Equipment.* Our gross profit margin from sales of rental equipment was 33.7% in 2002 and 39.7% in 2001. The decrease in 2002 primarily reflected continued price weakness in the used equipment market.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our gross profit margin from "sales of equipment and merchandise and other revenues" was 27.6% in 2002 and 27.1% in 2001. The increase in the gross profit margin in 2002 primarily reflected better margins for our service revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") were $438.9 million, or 15.6% of total revenues, during 2002 and $441.8 million, or 15.3% of total revenues, during 2001. Our bad debt expense, which is a component of SG&A, was approximately $9.5 million higher in 2002 than in 2001, primarily reflecting an increase in our allowance for doubtful accounts. Without this increase in bad debt expense, our SG&A as a percentage of revenues would have decreased to 15.2% of total revenues in 2002 from 15.6% in 2001. This decrease in SG&A, excluding the change in bad debt expense, primarily reflected our ongoing efforts at cutting costs, including reducing the number of administrative personnel, reducing discretionary expenditures and consolidating certain credit and collection facilities.

Goodwill Impairment

We recorded a goodwill impairment charge of $247.9 million in the fourth quarter of 2002. See "—Change in Accounting Treatment for Goodwill and Other Intangible Assets" for additional information.

Restructuring Charge

We recorded a restructuring charge of $28.3 million in 2002 and $28.9 million in 2001. See "—Restructuring Plans in 2002 and 2001" for additional information.

Non-rental Depreciation and Amortization

Non-rental depreciation and amortization was $59.3 million, or 2.1% of total revenues, in 2002 and $106.8 million, or 3.7% of total revenues, in 2001. This decrease was primarily attributable to a new accounting standard (discussed above under "—Change in Accounting Treatment For Goodwill and Other Intangible Assets") which eliminated the amortization of goodwill effective January 1, 2002. If goodwill amortization had been eliminated in 2001, then non-rental depreciation and amortization would have been $48.5 million, or 1.7% of total revenues, in 2001. The increase in non-rental depreciation and amortization in 2002 as compared to the amount in 2001, after eliminating goodwill amortization, primarily reflected an increase in our non-rental assets such as facilities and transportation equipment.

Operating Income

We recorded operating income of $111.9 million in 2002 compared with operating income of $462.0 million in 2001. The principal reason for the decrease in 2002 was the $247.9 million non-cash goodwill impairment charge that we recorded in 2002. However, after excluding that charge our operating income was still lower by approximately $102.2 million from the 2001 level. The principal reasons for this decrease were the declines in revenues and gross profit described above. The adverse effects of these factors were partially offset by the decrease in non-rental depreciation and amortization described above.

Interest Expense

Interest expense decreased to $196.0 million in 2002 from $221.6 million in 2001. This decrease primarily reflected lower interest rates on our variable rate debt.

Preferred Dividends of a Subsidiary Trust

Preferred dividends of a subsidiary trust were $18.2 million during 2002 as compared to $19.5 million during 2001. The decrease in 2002 reflects our repurchase of a portion of our outstanding trust preferred securities.

Other (Income) Expense

Other income was $0.9 million in 2002 compared with other expense of $6.4 million in 2001. The other income in 2002 was primarily attributable to the favorable settlement of a lawsuit for net proceeds of $4.0 million, partially offset by other charges including the write-off of $1.6 million of deferred financing fees as described above. The other expense in 2001 was primarily attributable to a $7.8 million charge relating to the refinancing of a synthetic lease as described above. See "—Debt Refinancings and Extraordinary Item."

Income Taxes
Income taxes were $8.1 million in 2002 compared with $92.0 million in 2001. Although we had a loss in 2002, we recorded income tax expense because a portion of our $247.9 million goodwill impairment charge was not deductible for federal income tax purposes. If you exclude the goodwill impairment charge in calculating our income, then our effective tax rate in 2002 would have been 39.0% compared with 42.9% in 2001. The decrease in such effective rate in 2002 reflects the elimination of goodwill amortization in 2002 and the non-deductibility for income tax purposes of certain costs included in the 2001 restructuring charge.

Income (Loss) Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle
We had a loss before extraordinary item and cumulative effect of change in accounting principle of $109.5 million in 2002 compared with income before extraordinary item of $122.6 million in 2001. The loss in 2002 principally reflects the decrease in operating income described above.

Cumulative Effect of Change in Accounting Principle
As described under "—Change in Accounting Treatment for Goodwill and Other Intangible Assets," we recorded an amount of $288.3 million, net of tax, for impairment of goodwill as part of our transitional impairment test upon the adoption of SFAS No. 142.

Years Ended December 31, 2001 and 2000

Revenues
We had total revenues of $2,886.6 million in 2001, representing a decrease of 1.1% from total revenues of $2,918.9 million in 2000. The different components of our revenues are discussed below:

1. *Equipment Rentals.* Our revenues from equipment rentals were $2,212.9 million 2001, representing an increase of 7.6% from $2,056.7 million in 2000. These revenues accounted for 76.7% of our total revenues in 2001 compared with 70.5% of our total revenues in 2000. The increase in rental revenues reflected the following:

- We increased our revenues at locations open more than one year. This increase accounted for approximately 5.6 percentage points of the total increase of 7.6%. The increase in revenues at these locations was due to an increase in the volume of transactions, which was more than sufficient to offset a decline in rental rates. Rental rates for 2001 were down 0.8% from 2000.
- We also had additional revenues because we added new rental locations through start-ups and acquisitions. These additional revenues, net of revenues lost due to locations sold or closed, accounted for approximately 2.0 percentage points of the total increase of 7.6%.

2. *Sales of Rental Equipment.* Our revenues from sales of rental equipment were $147.1 million in 2001, representing a decrease of 57.7% from $347.7 million in 2000. These revenues accounted for 5.1% of our total revenues in 2001 compared with 11.9% of our total revenues in 2000. This decrease principally reflected our decision to slow investment in new equipment and hold existing equipment longer during a recessionary environment.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our revenues from "sale of equipment and merchandise and other revenues" were $526.6 million in 2001, representing an increase of 2.4% from $514.5 million in 2000. These revenues accounted for 18.2% of our total revenues in 2001 compared with 17.6% of our total revenues in 2000. The 2.4% increase in sales of equipment and merchandise and other revenues was attributable to the increase in the volume of transactions.

Gross Profit
Gross profit decreased to $1,039.5 million in 2001 from $1,088.6 million in 2000. This decrease reflected the decrease in total revenues discussed above, as well as the decrease in gross profit margin described below from equipment rentals and the sales of rental equipment. Information concerning our gross profit margin by source of revenue is set forth below:

1. *Equipment Rentals.* Our gross profit margin from equipment rental revenues was 37.9% in 2001 and 39.9% in 2000. The decrease in 2001 principally reflected: (i) an increase in our cost of equipment rental, which was principally attributable to an increase in the amount of equipment that we hold under operating leases rather than owning; and (ii) the decrease in rental rates described above.

2. *Sales of Rental Equipment.* Our gross profit margin from sales of rental equipment was 39.7% in 2001 and 40.1% in 2000. This decrease was primarily the result of modest price declines in some geographic areas.

3. *Sales of Equipment and Merchandise and Other Revenues.* Our gross profit margin from "sales of equipment and merchandise and other revenues" was 27.1% in 2001 and 24.9% in 2000. The increase in the gross profit margin in 2001 primarily reflected: (i) lower costs resulting from our ongoing efforts to consolidate our suppliers and further capitalize on our purchasing power; and (ii) a shift in mix which resulted in more of our sales being attributable to higher margin areas such as providing services and merchandise sales.

Selling, General and Administrative Expenses
SG&A was $441.8 million, or 15.3% of total revenues, during 2001 and $454.3 million, or 15.6% of total revenues, during 2000. The decrease in SG&A in 2001 primarily reflected cost-cutting measures that we have taken, including reducing the number of administrative personnel, reducing discretionary expenditures and consolidating certain credit and collection facilities.

Restructuring Charge
We recorded a restructuring charge of $28.9 million in 2001. See "—Restructuring Plans in 2001 and 2002" for additional information.

Non-rental Depreciation and Amortization
Non-rental depreciation and amortization was $106.8 million, or 3.7% of total revenues, in 2001 and $86.3 million, or 3.0% of total revenues, in 2000. The increase in the dollar amount of non-rental depreciation and amortization in 2001 primarily reflected: (i) the amortization of goodwill attributable to acquisitions completed during 2000; and

(ii) additional non-rental vehicles which generally have shorter useful lives.

Operating Income
We recorded operating income of $462.0 million in 2001 compared with operating income of $547.9 million in 2000. The principal reason for the decrease in 2001 was the $28.9 million restructuring charge and the decrease in revenues from the sale of rental equipment described above.

Interest Expense
Interest expense decreased to $221.6 million in 2001 from $228.8 million in 2000. This decrease primarily reflected lower interest rates on our variable rate debt.

Preferred Dividends of a Subsidiary Trust
During 2001 and 2000, preferred dividends of a subsidiary trust were $19.5 million.

Other (Income) Expense
Other expense was $6.4 million in 2001 compared with other income of $1.8 million in 2000. The increase in other expense in 2001 was primarily attributable to the $7.8 million charge we incurred relating to the refinancing costs of a synthetic lease as described under "—Debt Refinancings and Extraordinary Item."

Income Taxes
Income taxes were $92.0 million, or an effective rate of 42.9%, in 2001 compared to $125.1 million, or an effective rate of 41.5%, in 2000. The increase in the effective rate in 2001 was primarily attributable to the non-deductibility for income tax purposes of certain costs included in the restructuring charge.

Income Before Extraordinary Item
We had income before extraordinary item of $122.6 million in 2001 compared with income before extraordinary item of $176.4 million in 2000. The decrease in 2001 principally reflected the decrease in operating income and the $6.4 million of other expense described above.

Extraordinary Item
We recorded an extraordinary charge of $18.1 million ($11.3 million, net of tax) in 2001. See "—Debt Refinancings and Extraordinary Item" for additional information.

Liquidity and Capital Resources

Financing Transaction in 2002
In December 2002, we sold $210.0 million aggregate principal amount of our 10¾% Senior Notes due 2008. The gross proceeds to us from the sale of the notes were approximately $203.8 million and the net proceeds were approximately $199.4 million (after deducting the initial purchasers' discount and offering expenses). These new notes are unsecured and were issued by United Rentals (North America), Inc. ("URI"), a wholly owned subsidiary of United Rentals, Inc. ("Holdings") and are guaranteed by Holdings and, subject to limited exceptions, our domestic subsidiaries. We used the net proceeds to: (i) permanently repay approximately $99.7 million of outstanding indebtedness under our existing term loan; and (ii) repay approximately $99.7 million of outstanding borrowings under our revolving credit facility. For additional information concerning this transaction, see Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this report.

In connection with the offering of the 10¾% Senior Notes, we amended the agreement governing our existing term loan and revolving credit facility to, among other things: (i) provide us with greater flexibility in maintaining or satisfying certain financial ratios and tests required thereunder through the end of 2004; and (ii) reduce the maximum borrowing available under our revolving credit facility from $750 million to $650 million.

Certain Balance Sheet Changes
The decrease in goodwill at December 31, 2002 as compared to December 31, 2001 was primarily attributable to the write-offs of goodwill as a result of the adoption of SFAS No. 142 as further described under "—Change in Accounting Treatment for Goodwill and Other Intangible Assets." The decrease in deferred taxes at December 31, 2002 as compared to December 31, 2001 was primarily attributable to the tax effects of the goodwill write-off and the exercise of stock options in 2002. The decrease in retained earnings and stockholders' equity at December 31, 2002 as compared to December 31, 2001, reflects our net loss in 2002. The increase in additional paid-in capital at December 31, 2002 as compared to December 31, 2001 was primarily attributable to: (i) the issuance of additional shares upon the exercise of stock options and restricted stock, partially offset by common stock repurchased and retired; and (ii) the repurchase of 1,469,000 shares of our Company-obligated mandatorily redeemable convertible preferred securities at a price less than their liquidation preference.

Sources and Uses of Cash
During 2002, we: (i) generated cash from operations of $517.9 million; (ii) generated cash from the sale of rental equipment of $176.2 million; (iii) received cash of $63.8 million from the issuance of common stock for the exercise of stock options; and (iv) obtained cash from borrowings, net of repayments, of approximately $16.6 million. We used cash during this period principally to: (i) pay consideration for acquisitions ($172.6 million); (ii) purchase rental equipment ($492.3 million); (iii) purchase other property and equipment ($38.6 million); (iv) purchase and retire shares of our outstanding common stock ($26.7 million); and (v) repurchase and retire shares of our convertible preferred securities ($38.1 million).

Certain Information Concerning Our Credit Facility
Our revolving credit facility enables United Rentals (North America), Inc. ("URI"), our wholly owned subsidiary, to borrow up to $650 million on a revolving basis and enables one of URI's Canadian subsidiaries to borrow up to $50 million (provided that the aggregate borrowings of URI and the Canadian subsidiary do not exceed $650 million). Up to $175 million of the revolving credit facility is available in the form of letters of credit. The revolving credit facility will mature and terminate on October 20, 2006.

As of December 31, 2002, borrowings under the revolving credit facility by URI accrue interest, at our option, at either (A) the ABR Rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%, or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.50%; or (B) an adjusted LIBOR rate plus a margin of 2.50%. The above interest rate margins are adjusted quarterly based on our financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum. We are also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

Certain Information Concerning Receivables Securitization

We have an accounts receivable securitization facility under which one of our subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under the facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on our consolidated balance sheet. Key terms of this facility include:

- borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount;
- the facility is structured so that the receivables in the collateral pool are the lenders' only source of repayment;
- prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings; and
- after expiration or early termination of the facility, we will repay the borrowings.

As of December 31, 2002: (i) the outstanding borrowings under the facility were approximately $160.5 million; and (ii) the aggregate face amount of the receivables in the collateral pool was approximately $346.8 million. The agreement governing this facility, which was amended in June 2001, contemplates that the term of the facility may extend for up to three years from the date of the amended facility. However, on each anniversary of such date, the consent of the lender is required for the facility to renew for the next year. The next anniversary date is in June 2003. We plan to seek the lenders' approval for renewal or, alternatively, seek to obtain a new facility. The lenders under this facility may, at their option, terminate the facility in the event that our long-term senior secured debt securities are at any time rated "B+" or below by Standard & Poor's Rating Services or "B1" or below by Moody's Investor Service.

Cash Requirements Related to Operations

Our principal existing sources of cash are cash generated from operations and from the sale of rental equipment and borrowings available under our revolving credit facility. As of March 11, 2003, we had $459.1 million of borrowing capacity available under our $650 million revolving credit facility (reflecting outstanding loans of approximately $48.1 million and outstanding letters of credit in the amount of approximately $142.8 million). We believe that our existing sources of cash will be sufficient to support our existing operations over the next 12 months.

We expect that our principal needs for cash relating to our existing operations over the next 12 months will be to fund: (i) operating activities and working capital; (ii) the purchase of rental equipment and inventory items offered for sale; (iii) payments due under operating leases; (iv) debt service; and (v) costs relating to our restructuring plans. We plan to fund such cash requirements relating to our existing operations from our existing sources of cash described above. In addition, we plan to seek additional financing through the securitization of some of our equipment. For information on the scheduled principal payments coming due on our outstanding debt and on the payments coming due under our existing operating leases, see "—Certain Information Concerning Contractual Obligations."

The amount of our future capital expenditures will depend on a number of factors, including general economic conditions and growth prospects. Based on current conditions, we estimate that capital expenditures for the year 2003 will be approximately $350 million for our existing operations. These expenditures are comprised of approximately $300 million of expenditures to replace rental equipment sold and $50 million of expenditures for the purchase of non-rental equipment. We expect that we will fund such expenditures from proceeds from the sale of used equipment, cash generated from operations and, if required, borrowings available under our revolving credit facility.

We plan to increase the weighted average age of our fleet, which is approximately 36 months, to 42 months by the end of 2003. Over the longer term, we may further increase the average age of our fleet to about 45 months. This plan reflects our belief that the optimum age of our fleet is somewhat higher than where it is today. In estimating the optimum age of our fleet, we have taken into account a number of factors, including our current estimates regarding the relationship between age and reliability and maintenance costs and the capital expenditures required to maintain the fleet at a particular age. We will continue to evaluate these factors and, if our estimates prove inaccurate, may modify our plan.

While emphasizing internal growth, we may also continue to expand through a disciplined acquisition program. We will consider potential transactions of varying sizes and may, on a selective basis, pursue acquisition or consolidation opportunities involving other public companies or large privately-held companies. We expect to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that our existing sources of cash described above are not sufficient to fund such future acquisitions, we will require additional debt or equity financing and, consequently, our indebtedness may increase or the ownership of existing stockholders may be diluted as we implement our growth strategy.

Certain Information Concerning Contractual Obligations

The table below provides certain information concerning the payments coming due under certain categories of our existing contractual obligations:

(In thousands)	2003	2004	2005	2006	2007	Thereafter	Total[2]
Debt excluding capital leases[1]	$163,300[2]	$ 6,904	$ 220	$152,802	$531,563	$1,612,392	$2,467,181
Capital leases[1]	20,119	19,650	5,848				45,617
Operating leases[1]:							
Real estate	68,068	63,613	55,650	50,574	46,383	108,093	392,381
Rental equipment	110,642	88,189	82,325	246,719	39,927		567,802
Other equipment	21,873	15,847	5,239	2,063	1,072	357	46,451
Purchase obligations							
Other long-term liabilities							
Total	$384,002	$194,203	$149,282	$452,158	$618,945	$1,720,842	$3,519,432

(1) The payments due with respect to a period represent: (i) in the case of debt and capital leases, the scheduled principal payments due in such period; and (ii) in the case of operating leases, the minimum lease payments due in such period under non-cancelable operating leases.

(2) Includes $160.5 million that is payable should our accounts receivable securitization facility terminate in 2003. As described under "—Certain Information Concerning Receivables Securitization," subject to the lenders' consent being obtained, the term of this facility may be extended. Extension of the facility in 2003 would reduce the debt payable in 2003 from $163.3 million to $2.8 million and increase by a corresponding amount the debt payable in the year during which the extended facility terminates.

Certain Information Concerning Off-Balance Sheet Arrangements

Restricted Stock

We have granted to employees other than executive officers and directors approximately 1,165,000 shares of restricted stock that contain the following provisions. The shares vest in 2004, 2005 or 2006 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events. The grants provide that we will pay to employees who vest in their restricted stock, and who sell their restricted stock within five trading days after vesting, a maximum aggregate amount for all these employees of: (i) approximately $300,000 for each dollar by which the per share proceeds of these sales are less than $27.26 but more than $15.17; (ii) a maximum aggregate amount for all these employees of approximately $500,000 for each dollar by which the per share proceeds of these sales are less than $15.17 but more than $9.18; and (iii) a maximum aggregate amount for all these employees of approximately $1,165,000 for each dollar by which the per share proceeds of these sales are less than $9.18.

Operating Leases

We lease real estate, rental equipment and non-rental equipment under operating leases as a regular business activity. As part of many of our equipment operating leases, we guarantee that the value of the equipment at the end of the term will not be less than a specified projected residual value. The use of these guarantees helps to lower our monthly operating lease payments. We believe that the projected residual values are reasonable and, accordingly, that we are not likely to incur material obligations pursuant to such guarantees. However, we cannot be certain that the actual residual values will not turn out to be significantly below the projected values that we guaranteed. Our maximum potential liability under these guarantees is $231.6 million, which represents the aggregate amount that we would be required to pay if the residual value was zero for all equipment subject to such guarantees. In conformity with applicable accounting standards, this potential liability is not recorded on our balance sheet. For additional information concerning lease payment obligations under our operating leases, see "—Certain Information Concerning Contractual Obligations" and Note 15 to the Notes to Consolidated Financial Statements included elsewhere in this report.

Certain Information Concerning Trust Preferred Securities

In August 1998, a subsidiary trust of United Rentals, Inc. sold six million shares of 6½% Convertible Quarterly Income Preferred Securities ("Trust Preferred Securities") for aggregate consideration of $300 million. During 2002, we repurchased 1,469,000 of these shares for aggregate consideration of approximately $38.1 million, which represents a discount of approximately 48% relative to the aggregate liquidation preference of approximately $73.5 million.

Relationship Between Holdings and URI

United Rentals, Inc. ("Holdings") is principally a holding company and primarily conducts its operations through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings provides certain services to URI in connection with its operations. These services principally include: (i) senior management services; (ii) finance related services and support; (iii) information technology systems and support; and (iv) acquisition related services. In addition, Holdings leases certain equipment and real property that are made available for use by URI and its subsidiaries. URI has made, and expects to continue to make, certain payments to Holdings in respect of the services provided by Holdings to URI. The expenses relating to URI's payments to Holdings are reflected on URI's financial statements as selling, general and administrative expenses. In addition, although not legally obligated to do so, URI has in the past, and expects that it will in the future, make distributions to Holdings to, among other things, enable Holdings to pay dividends on the Trust Preferred Securities that were issued by a subsidiary trust of Holdings as described above.

The Trust Preferred Securities are the obligation of a subsidiary trust of Holdings and are not the obligation of URI. As a result, the dividends payable on these securities are reflected as an expense on the consolidated financial statements of Holdings, but are not reflected as an expense on the consolidated financial statements of URI. This is the principal reason why the net income reported on the consolidated financial statements of URI is higher than the net income reported on the consolidated financial statements of Holdings.

Fluctuations in Operating Results

We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, including: (i) seasonal rental patterns of our customers, with rental activity tending to be lower in winter; (ii) changes in general economic conditions in our markets, including changes in construction and industrial activities; (iii) the timing of acquisitions, new location openings and related expenditures; (iv) the effect of the integration of acquired businesses and start-up locations; (v) if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such transaction (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized; (vi) changes in the size of our rental fleet or in the rate at which we sell our used equipment; and (vii) changes in demand for our equipment or the prices thereof due to changes in economic conditions, competition or other factors.

Accounting for Certain Expenses Relating to Potential Acquisitions

In accordance with accounting principles generally accepted in the United States, we capitalize certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. Our policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that we determine will not be consummated. There can be no assurance that in future periods we will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect our results of operations.

Seasonality

Our business is seasonal with demand for our rental equipment tending to be lower in the winter months. The seasonality of our business is heightened because we offer for rent traffic control equipment. Branches that rent a significant amount of this type of equipment tend to generate most of their revenues and profits in the second and third quarters of the year, slow down during the fourth quarter and operate at a loss during the first quarter.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Impact of Recently Issued Accounting Standards

We adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Under this standard, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests on a reporting unit level. For additional information, see "—Change in Accounting Treatment For Goodwill and Other Intangible Assets." Other intangible assets are being amortized over their estimated useful lives.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." We adopted this standard on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on our consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This standard also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This standard amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency related to the required accounting for sale-leaseback transactions and certain lease modifications. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted this standard on January 1, 2003, and we will reclassify a pre-tax extraordinary loss of approximately $18.1 million recognized during the second quarter of 2001 to operating income. The adoption of the remaining provisions of SFAS No. 145 did not have a material effect on our consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees entered into after December 31, 2002 to be initially recognized and recorded at fair value and also requires new disclosures related to guarantees even if the likelihood of a guarantor having to make payments under the guarantees is remote. We adopted this interpretation as of December 31, 2002 and such adoption did not have an impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, "Accounting for Stock-Based Compensation," but does not require us to use the fair value method. This standard also amends certain disclosure requirements related to stock-based employee compensation. We adopted the disclosure portion of this standard as of December 31, 2002 and such adoption is reflected in Note 2 to the Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk primarily consists of: (i) interest rate risk associated with our variable rate debt; and (ii) foreign currency exchange rate risk primarily associated with our Canadian operations.

Interest Rate Risk
We periodically utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At December 31, 2002, we had interest rate protection in the form of swap agreements with an aggregate notional amount of $500.0 million. The effect of some of these agreements is to limit the interest rate exposure to 9.5% on $200.0 million of our term loan. The effect of the remainder of these agreements is to convert $300.0 million of our fixed rate 9¼% Notes to a floating rate instrument through 2009.

We have the following indebtedness that bears interest at a variable rate: (i) all borrowings under our $650 million revolving credit facility ($45.3 million outstanding as of December 31, 2002); (ii) our term loan ($639.0 million remaining outstanding as of December 31, 2002); and (iii) all borrowings under our $250 million accounts receivable securitization facility ($160.5 million outstanding as of December 31, 2002). The weighted average interest rates applicable to our variable rate debt as of December 31, 2002 were: (i) 5.3% for the revolving credit facility; (ii) 4.8% for the term loan; and (iii) 2.2% for the receivables securitization facility. Based upon the amount of variable rate debt outstanding, taking into account our interest rate swap agreements, as of December 31, 2002 (approximately $944.9 million in the aggregate), our earnings would decrease by approximately $5.8 million for each one percentage point increase in the interest rates applicable to our variable rate debt. The amount of our variable rate indebtedness may fluctuate significantly as a result of changes in the amount of indebtedness outstanding under the revolving credit facility from time to time. For additional information concerning the terms of our variable rate debt, see Note 9 to the Notes to Consolidated Financial Statements included elsewhere in this report.

Currency Exchange Risk
The functional currency for our Canadian operations is the Canadian dollar. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during 2002 relative to the company as a whole, a 10% change in this exchange rate would have caused our earnings to change by approximately $1.8 million. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At December 31, 2002, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

Price Range of Common Stock

Our common stock trades on the New York Stock Exchange under the symbol URI. The following table sets forth, for the periods indicated, the high and low sale prices for our common stock as reported by the New York Stock Exchange.

	High	Low
2002:		
First Quarter	**$ 30.83**	**$ 19.30**
Second Quarter	**28.87**	**20.80**
Third Quarter	**19.40**	**8.40**
Fourth Quarter	**10.86**	**5.88**
2001:		
First Quarter	$19.44	$13.19
Second Quarter	26.25	15.19
Third Quarter	25.48	16.46
Fourth Quarter	24.49	16.97

As of March 7, 2003, there were approximately 443 holders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker "street names."

Dividend Policy

We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and, accordingly, we currently have no plans to pay dividends on our common stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of certain agreements governing our outstanding indebtedness, we are prohibited or restricted from paying dividends on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have capital surplus or net profits available for this purpose.

Report of Independent Auditors

Board of Directors
United Rentals, Inc.

We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst & Young LLP

MetroPark, New Jersey
February 20, 2003

Consolidated Balance Sheets

(In thousands, except share data)	December 31 2002	2001
Assets		
Cash and cash equivalents	$ 19,231	$ 27,326
Accounts receivable, net of allowance for doubtful accounts of $48,542 in 2002 and $47,744 in 2001	466,196	450,273
Inventory	91,798	85,764
Prepaid expenses and other assets	131,293	133,217
Rental equipment, net	1,845,675	1,747,182
Property and equipment, net	425,352	410,053
Goodwill, net	1,705,191	2,199,774
Other intangible assets, net	5,821	7,927
	$4,690,557	$5,061,516
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 207,038	$ 204,773
Debt	2,512,798	2,459,522
Deferred taxes	225,587	297,024
Accrued expenses and other liabilities	187,079	174,687
Total liabilities	3,132,502	3,136,006
Commitments and contingencies		
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust	226,550	300,000
Stockholders' Equity:		
Preferred stock — $.01 par value, 5,000,000 shares authorized:		
Series C perpetual convertible preferred stock — $300,000 liquidation preference, 300,000 shares issued and outstanding	3	3
Series D perpetual convertible preferred stock — $150,000 liquidation preference, 150,000 shares issued and outstanding	2	2
Common stock — $.01 par value, 500,000,000 shares authorized, 76,657,521 shares issued and outstanding in 2002 and 73,361,407 in 2001	765	734
Additional paid-in capital	1,341,290	1,243,586
Deferred compensation	(52,988)	(55,794)
Retained earnings	69,281	467,106
Accumulated other comprehensive loss	(26,848)	(30,127)
Total stockholders' equity	1,331,505	1,625,510
	$4,690,557	$5,061,516

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended December 31 2002	2001	2000
Revenues:			
Equipment rentals	$2,154,681	$2,212,900	$2,056,683
Sales of rental equipment	176,179	147,101	347,678
Sales of equipment and merchandise and other revenues	490,129	526,604	514,500
Total revenues	2,820,989	2,886,605	2,918,861
Cost of Revenues:			
Cost of equipment rentals, excluding depreciation	1,137,609	1,053,635	907,477
Depreciation of rental equipment	325,548	320,963	328,131
Cost of rental equipment sales	116,821	88,742	208,182
Cost of equipment and merchandise sales and other operating costs	354,734	383,795	386,501
Total cost of revenues	1,934,712	1,847,135	1,830,291
Gross profit	886,277	1,039,470	1,088,570
Selling, general and administrative expenses	438,918	441,751	454,330
Goodwill impairment	247,913		
Restructuring charge	28,262	28,922	
Non-rental depreciation and amortization	59,301	106,763	86,301
Operating income	111,883	462,034	547,939
Interest expense	195,961	221,563	228,779
Preferred dividends of a subsidiary trust	18,206	19,500	19,500
Other (income) expense, net	(900)	6,421	(1,836)
Income (loss) before provision for income taxes, extraordinary item and cumulative effect of change in accounting principle	(101,384)	214,550	301,496
Provision for income taxes	8,102	91,977	125,121
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	(109,486)	122,573	176,375
Extraordinary item, net of tax benefit of $6,759		11,317	
Cumulative effect of change in accounting principle, net of tax benefit of $60,529	(288,339)		
Net income (loss)	$ (397,825)	$ 111,256	$ 176,375
Earnings (loss) per share — basic:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$(1.45)	$1.70	$2.48
Extraordinary item, net		0.16	
Cumulative effect of change in accounting principle, net	(3.80)		
Net income (loss)	$(5.25)	$1.54	$2.48
Earnings (loss) per share — diluted:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$(1.45)	$1.30	$1.89
Extraordinary item, net		0.12	
Cumulative effect of change in accounting principle, net	(3.80)		
Net income (loss)	$(5.25)	$1.18	$1.89

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In thousands)	Series C Perpetual Convertible Preferred Stock	Series D Perpetual Convertible Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 1999			72,051	$721	$ 786,173		$179,475		$ 317
Comprehensive income:									
Net income							176,375	$ 176,375	
Other comprehensive income:									
Foreign currency translation adjustments								(7,264)	(7,264)
Comprehensive income								$ 169,111	
Issuance of common stock			774	8	9,867				
Exercise of common stock options			26		421				
Shares repurchased and retired			(1,785)	(18)	(30,932)				
Balance, December 31, 2000			71,066	711	765,529		355,850		(6,947)
Comprehensive income:									
Net income							111,256	$ 111,256	
Other comprehensive income:									
Foreign currency translation adjustments								(16,137)	(16,137)
Cumulative effect on equity of adopting SFAS 133, net of tax								(2,516)	(2,516)
Derivatives qualifying as hedges, net of tax								(4,527)	(4,527)
Comprehensive income								$ 88,076	
Issuance of common stock under deferred compensation plans			2,928	29	61,941	$(61,970)			
Amortization of deferred compensation						6,176			
Issuance of Series C perpetual convertible preferred stock	$3				286,734				
Issuance of Series D perpetual convertible preferred stock		$2			143,667				
Issuance of common stock			3		50				
Exercise of common stock options			715	8	10,409				
Shares repurchased and retired			(1,351)	(14)	(24,744)				
Balance, December 31, 2001	3	2	73,361	734	1,243,586	(55,794)	467,106		(30,127)
Comprehensive income (loss):									
Net loss							(397,825)	$(397,825)	
Other comprehensive income:									
Foreign currency translation adjustments								2,484	2,484
Derivatives qualifying as hedges, net of tax								795	795
Comprehensive loss								$(394,546)	
Issuance of common stock under deferred compensation plans			469	3	8,634	(8,637)			
Amortization of deferred compensation						11,443			
Exercise of common stock options			3,736	37	77,768				
Common stock repurchased and retired			(1,066)	(11)	(26,715)				
Convertible debt converted to common stock			157	2	2,678				
Liquidation preference in excess of amounts paid for Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust					35,339				
Balance, December 31, 2002	$3	$2	76,657	$765	$1,341,290	$(52,988)	$ 69,281		$(26,848)

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31 2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	**$(397,825)**	$ 111,256	$ 176,375
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**384,850**	427,726	414,432
Gain on sales of rental equipment	**(59,359)**	(58,359)	(139,496)
Gain on sales of businesses			(4,084)
Amortization of deferred compensation	**11,443**	6,176	
Restructuring charge	**2,497**	10,893	
Goodwill impairment	**247,913**		
Extraordinary item		18,076	
Cumulative effect of a change in accounting principle, net of tax	**288,339**		
Deferred taxes	**5,871**	100,683	109,280
Changes in operating assets and liabilities:			
Accounts receivable	**(6,949)**	24,888	8,613
Inventory	**21,189**	87,084	69,706
Prepaid expenses and other assets	**8,353**	8,148	(29,848)
Accounts payable	**2,252**	(58,713)	(16,091)
Accrued expenses and other liabilities	**9,335**	18,852	(76,166)
Net cash provided by operating activities	**517,909**	696,710	512,721
Cash Flows from Investing Activities:			
Purchases of rental equipment	**(492,259)**	(449,770)	(808,204)
Purchases of property and equipment	**(38,599)**	(47,548)	(153,770)
Proceeds from sales of rental equipment	**176,179**	147,101	347,678
Proceeds from sales of businesses			19,246
Purchases of other companies	**(172,583)**	(54,838)	(347,337)
Payments of contingent purchase price		(2,103)	(16,266)
In-process acquisition costs	**(4,342)**	(2,485)	(4,285)
Deposits on rental equipment purchases	**(4,644)**		
Net cash used in investing activities	**(536,248)**	(409,643)	(962,938)
Cash Flows from Financing Activities:			
Proceeds from debt	**508,316**	2,053,467	456,202
Payments on debt	**(491,728)**	(2,300,507)	(134,599)
Proceeds from sale – leaseback		12,435	193,478
Payments of financing costs	**(6,197)**	(29,042)	(16,408)
Proceeds from the exercise of common stock options	**63,755**	10,417	331
Shares repurchased and retired	**(26,726)**	(24,758)	(30,950)
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust repurchased and retired	**(38,111)**		
Net cash provided by (used in) financing activities	**9,309**	(277,988)	(468,054)
Effect of foreign exchange rates	**935**	(16,137)	(7,264)
Net increase (decrease) in cash and cash equivalents	**(8,095)**	(7,058)	10,573
Cash and cash equivalents at beginning of year	**27,326**	34,384	23,811
Cash and cash equivalents at end of year	**$ 19,231**	$ 27,326	$ 34,384

Consolidated Statements of Cash Flows

(Continued)

(In thousands)	Year Ended December 31		
	2002	2001	2000
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	**$212,199**	$230,385	$ 248,763
Cash paid for taxes, net of refunds	**$ (1,454)**	$ (30,799)	$ 23,746
Supplemental Schedule of Non-cash Investing and Financing Activities:			
Conversion of operating leases to capital leases	**$ 31,451**		
Conversion of convertible debt to common stock	**$ 2,680**		
The Company acquired the net assets and assumed certain liabilities of other companies as follows:			
Assets, net of cash acquired	**$172,222**	$ 21,465	$ 529,204
Liabilities assumed	**(4,705)**	(4,612)	(133,120)
Less:			
Amounts paid in common stock			(10,000)
Amounts paid through issuance of debt		(600)	(65,500)
	167,517	16,253	320,584
Due to seller and other payments	**5,066**	38,585	26,753
Net cash paid	**$172,583**	$ 54,838	$ 347,337

See accompanying notes.

Notes To Consolidated Financial Statements

1. Organization and Basis of Presentation

United Rentals, Inc. ("Holdings") is principally a holding company and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

The Company rents a broad array of equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others in the United States, Canada and Mexico. In addition to renting equipment, the Company sells used rental equipment, acts as a dealer for new equipment and sells related merchandise, parts and service. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts
The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect.

Inventory
Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market and is net of a reserve for obsolescence and shrinkage of $6.5 million and $9.4 million at December 31, 2002 and 2001, respectively. Cost is determined on either a weighted average or first-in, first-out method.

Rental Equipment
Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of 0% to 10% of cost. Ordinary repair and maintenance costs are charged to operations as incurred.

Property and Equipment
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Goodwill
Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over forty years. Beginning January 1, 2002, goodwill is no longer amortized, but is tested on at least an annual basis for impairment (see Note 4).

Other Intangible Assets
Other intangible assets consist of non-compete agreements. The non-compete agreements are being amortized on a straight-line basis for periods ranging from three to eight years.

Long-Lived Assets
Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Derivative Financial Instruments
Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. Derivative financial instruments are periodically used by the Company in the management of its interest rate and foreign currency exposures. Derivative financial instruments are not used for trading purposes.

Translation of Foreign Currency

Assets and liabilities of the Company's subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss within shareholders' equity.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, and accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the revolving credit facility, term loan, and receivables securitization are determined using current interest rates for similar instruments as of December 31, 2002 and 2001 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 2002 and 2001 are based upon available market information and are as follows:

	2002		2001	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Redeemable convertible preferred securities	**$ 226,550**	**$ 126,324**	$ 300,000	$ 204,480
Senior and senior subordinated notes	**1,605,947**	**1,454,113**	1,401,653	1,427,850
Other debt	**61,984**	**57,041**	40,717	40,717

Preferred Stock

The Company issued Series A Perpetual Convertible Preferred Stock ("Series A Preferred") and Series B Perpetual Convertible Preferred Stock ("Series B Preferred") in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. This guidance indicates that preferred stock that would be subject to redemption on the occurrence of an event outside the control of the issuer may not be classified as equity and that the probability of the event occurring is not a factor to be considered. Under this guidance, the Series A Preferred and Series B Preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, the Company entered into an agreement effecting the exchange of new Series C Perpetual Convertible Preferred Stock ("Series C Preferred") for the Series A Preferred and new Series D Perpetual Convertible Preferred Stock ("Series D Preferred") for the Series B Preferred (see Note 11). The Series C Preferred and Series D Preferred is not subject to mandatory redemption on a hostile change of control, and is classified as stockholders' equity under the SEC guidance.

The effect of the foregoing is that the Company's perpetual convertible preferred stock is classified as stockholders' equity as of September 28, 2001 and thereafter, but is classified outside of stockholders' equity for earlier dates. Accordingly, the Company has restated the 2000 balance sheet to show its $430.8 million of perpetual convertible preferred stock under "Series A and B Preferred Stock" rather than under "Stockholders' Equity." The Company has also made a corresponding change to the related Consolidated Statements of Stockholders' Equity. In all other respects, the financial statements remain unchanged, including total assets and liabilities, revenues, operating income, net income and earnings per share.

Revenue Recognition

Revenue related to the sale of equipment and merchandise is recognized at the time of delivery to, or pick-up by, the customer. Revenue related to rental equipment is recognized over the contract term.

Advertising Expense

The Company advertises primarily through trade publications and Yellow Pages. Advertising expense is recognized over the period of related benefit. Advertising expense was $7.8 million, $11.9 million and $23.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include restructuring charges, allowance for doubtful accounts, useful lives for depreciation, goodwill and other asset impairments, loss contingencies and fair values of financial instruments. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company's customer base. The Company's largest customer in 2002 represented approximately 1% of total revenues and no single customer represented greater than 1% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

The Company accounts for its stock-based compensation arrangements using the intrinsic value method under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." At December 31, 2002, the Company had six stock-based compensation plans (see Note 12). Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized. Restricted stock awards granted by the Company are recognized as deferred compensation. The Company recognizes compensation expense related to these restricted stock awards over their vesting periods. The following table provides additional information related to the Company's stock-based compensation arrangements for the years ended December 31, 2002, 2001 and 2000:

	December 31		
(In thousands)	**2002**	2001	2000
Net income (loss), as reported	**$(397,825)**	$111,256	$176,375
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	**6,980**	3,613	
Less: Stock-based compensation expense determined using the fair value method, net of tax	**(11,402)**	(11,798)	(20,000)
Pro forma net income (loss)	**$(402,247)**	$103,071	$156,375
Basic earnings (loss) per share:			
As reported	**$(5.25)**	$1.54	$2.48
Pro forma	**$(5.31)**	$1.43	$2.20
Diluted earnings (loss) per share:			
As reported	**$(5.25)**	$1.18	$1.89
Pro forma	**$(5.31)**	$1.09	$1.69

The weighted average fair value of options granted was $5.57, $7.34 and $7.70 during 2002, 2001 and 2000, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. The Company used a risk-free interest rate average of 2.01%, 3.74% and 5.15% in 2002, 2001 and 2000, respectively, a volatility factor for the market price of the Company's common stock of 66%, 49% and 69% in 2002, 2001 and 2000, respectively, and a weighted-average expected life of options of approximately three years in 2002, 2001 and 2000. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

Insurance

The Company is insured for general liability, automobile liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to deductibles of two million dollars for general liability and three million dollars for automobile liability). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

Impact of Recently Issued Accounting Standards

The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Under this standard, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests on a reporting unit level (see Note 4). Other intangible assets are being amortized over their estimated useful lives.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted this standard on January 1, 2002 and such adoption did not have an impact on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This standard also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This standard amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency related to the required accounting for sale-leaseback transactions and certain lease modifications. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted this standard on January 1, 2003, and will reclassify a pre-tax extraordinary loss of approximately $18.1 million recognized during the second quarter of 2001 to operating income. The adoption of the remaining provisions of SFAS No. 145 did not have a material effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The restructuring charge in 2002 was recorded in accordance with EITF Issue No. 94-3. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees entered into after December 31, 2002 to be initially recognized and recorded at fair value and also requires new disclosures related to guarantees even if the likelihood of a guarantor having to make payments under the guarantees is remote. The Company adopted this interpretation as of December 31, 2002 and such adoption did not have an impact on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, "Accounting for Stock-Based Compensation," but does not require the Company to use the fair value method. This standard also amends certain disclosure requirements related to stock-based employee compensation. The Company adopted the disclosure portion of this standard as of December 31, 2002 and such adoption is reflected under "—Stock-Based Compensation" above.

Reclassifications
Certain prior year balances have been reclassified to conform to the 2002 presentation.

3. Acquisitions

The acquisitions completed during the years ended December 31, 2002, 2001 and 2000 include two, three and fifty-three acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

On June 30, 2002, the Company acquired thirty-five rental locations from National Equipment Services, Inc. for initial consideration of approximately $111.6 million in cash, which was determined based primarily on the number of locations acquired and their financial performance. The acquisition of these rental locations was made to complement the Company's existing network of rental locations. The results of operations of the acquisitions are included in the Company's statement of operations as of the date of acquisition. The initial consideration paid by the Company for the other 2002 acquisition was approximately $45.9 million in cash. The Company estimates that approximately $93.1 million of goodwill related to the 2002 acquisitions will be deductible for tax purposes.

The aggregate initial consideration paid by the Company for 2001 acquisitions that were accounted for as purchases was approximately $12.1 million and consisted of approximately $11.5 million in cash and $0.6 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness in the aggregate amount of approximately $4.9 million.

During 2000, the Company purchased the outstanding stock and certain assets of: (i) Liddell Brothers Inc., in February; (ii) Safety Lites Sales and Leasing, Inc., in March; (iii) Durante Equipment Corp., Inc., in June; (iv) Horizon High Reach, Inc., in September; and (v) Wiese Planning & Engineering Inc., in December. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $153.1 million and consisted of $83.8 million in cash and 761,905 shares of common stock and $59.3 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $5.5 million.

The aggregate initial consideration paid by the Company for other 2000 acquisitions that were accounted for as purchases was $210.2 million and consisted of approximately $184.6 million in cash and $6.2 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 2000 acquisitions in the aggregate amount of $77.5 million.

The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consist of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2002 and 2001 as though each acquisition described above was made on January 1, 2001.

(In thousands, except per share data)	**2002**	2001
Revenues	**$2,851,853**	$3,000,196
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**(108,871)**	125,340
Basic earnings (loss) before extraordinary item and cumulative effect of change in accounting principle per share	**$(1.44)**	$1.74
Diluted earnings (loss) before extraordinary item and cumulative effect of change in accounting principle per share	**$(1.44)**	$1.33

The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

4. Goodwill and Other Intangible Assets

Changes in the Company's carrying amount of goodwill for 2002 are as follows:

(In thousands)	
Balance at December 31, 2001	$2,199,774
Impairment charges	(596,781)
Foreign currency translation and other adjustments	945
Goodwill related to acquisitions	101,253
Balance at December 31, 2002	**$1,705,191**

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" issued by the Financial Accountants Standards Board ("FASB"). Under this standard, goodwill, which was previously amortized over 40 years, is no longer amortized. The Company amortized approximately $58.4 million of goodwill in 2001. The Company's approximately $5.8 million of other intangible assets, will continue to be amortized over their estimated useful lives. Under the new accounting standard, the Company is required to periodically review its goodwill for impairment. In general, this means that the Company must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on its balance sheet. If the fair value of the goodwill is less than the recorded value, the Company is required to write off the excess goodwill as an expense.

The Company completed its initial impairment analysis in the first quarter of 2002 and recorded a non-cash charge of approximately $348.9 million ($288.3 million, net of tax). The Company completed a subsequent impairment analysis in the fourth quarter of 2002 and recorded an additional non-cash impairment charge of approximately $247.9 million. The first impairment charge, net of tax, was recorded on the statement of operations as a "cumulative effect of change in accounting principle." The second impairment charge was recorded on the statement of operations as "goodwill impairment." The Company's stockholders' equity was reduced by the amount of both charges.

The impairment charges recognized in 2002 related to certain branches that decreased in value. The factors that negatively affected the value of these branches included the following: (i) continued weakness in non-residential construction spending which negatively affected the earnings of the Company's branches; and (ii) to a lesser extent, operational weakness at some branches and increased competition for some branches. Fair values used in impairment testing were based upon valuation techniques using multiples of earnings and revenues.

The Company is required to review its goodwill for further impairment at least annually. Any future goodwill impairment charge would be recorded on the statement of operations as "goodwill impairment" and would reduce operating income.

The Company tests for goodwill impairment on a branch-by-branch basis rather than on an aggregate basis. This means that a goodwill write-off is required even if only one or a limited number of the Company's branches has impairment and even if there is no impairment for all its branches on an aggregate basis. Factors that may cause future impairment at a particular branch, in addition to macroeconomic factors that affect all the Company's branches, include changes in local demand and local competitive conditions. Since the Company tests for impairment on a branch-by-branch basis, the Company believes that it may be required to take additional non-cash goodwill write-offs in the future, although it cannot quantify at this time the magnitude of any future write-offs.

The reconciliation of previously reported net income and earnings per share to adjusted net income and earnings per share excluding goodwill amortization is as follows for the years ended December 31, 2002, 2001 and 2000:

(In thousands, except per share data)	**2002**	2001	2000
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(109,486)**	$122,573	$176,375
Goodwill amortization expense, net of tax		47,046	46,203
Adjusted income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(109,486)**	$169,619	$222,578
Net income (loss)	**$(397,825)**	$111,256	$176,375
Goodwill amortization expense, net of tax		47,046	46,203
Adjusted net income (loss)	**$(397,825)**	$158,302	$222,578
Earnings (loss) per share—basic:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$1.70	$2.48
Goodwill amortization expense, net of tax		0.65	0.65
Adjusted income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$2.35	$3.13
Net income (loss)	**$(5.25)**	$1.54	$2.48
Goodwill amortization expense, net of tax		0.65	0.65
Adjusted net income (loss)	**$(5.25)**	$2.19	$3.13
Earnings (loss) per share—diluted:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$1.30	$1.89
Goodwill amortization expense, net of tax		0.49	0.47
Adjusted income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$1.79	$2.36
Net income (loss)	**$(5.25)**	$1.18	$1.89
Goodwill amortization expense, net of tax		0.49	0.47
Adjusted net income (loss)	**$(5.25)**	$1.67	$2.36

Other intangible assets consist of non-compete agreements and are amortized over periods ranging from three to eight years. The cost of other intangible assets and the related accumulated amortization as of December 31, 2002 were $17.0 million and $11.2 million, respectively, and as of December 31, 2001 were $15.8 million and $7.9 million, respectively. Amortization expense of other intangible assets was $3.5 million, $3.2 million and $3.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, estimated amortization expense of other intangible assets for each of the next five years is as follows:

(In thousands)	
2003	$3,040
2004	1,637
2005	574
2006	293
2007	170
Thereafter	107
	$5,821

5. Restructuring Charges

The Company adopted a restructuring plan in 2001 and a second restructuring plan in the fourth quarter of 2002 as described below. In connection with these plans, the Company recorded restructuring charges of $28.9 million in 2001 (including a non-cash component of approximately $10.9 million) and $28.3 million in the fourth quarter of 2002 (including a non-cash component of approximately $2.5 million).

The 2001 plan involved the following principal elements: (i) 31 underperforming branches were closed or consolidated with other locations; (ii) five administrative offices were closed or consolidated with other locations; (iii) the Company's workforce was reduced by 489 through the termination of branch and administrative personnel; and (iv) certain information technology hardware and software was no longer used.

The 2002 plan involved the following key elements: (i) 42 underperforming branches and five administrative offices will be closed or consolidated with other locations (including 26 closed or consolidated as of December 31, 2002); (ii) the Company's workforce will be reduced by 412 (including 232 terminated as of December 31, 2002); and (iii) a certain information technology project was abandoned.

The costs to vacate facilities primarily represent the payment of obligations under leases offset by estimated sublease opportunities, the write-off of capital improvements made to such facilities, and the write-off of related goodwill (only in 2001). The workforce reduction costs primarily represent severance. The information technology costs represent the payment of obligations under equipment leases relating to the abandonment of certain information technology projects.

The aggregate balance of the 2001 and 2002 charges was $27.1 million as of December 31, 2002. The Company estimates that approximately $13.4 million of this amount will be incurred by December 31, 2003 (comprised of approximately $12.4 million of the cash component and approximately $1.0 million of the non-cash component) and approximately $13.7 million will be paid in future periods.

Components of the restructuring charges are as follows:

(In thousands)	Balance December 31, 2001	**Charges in 2002**	**Activity in 2002**	**Balance December 31, 2002**
Costs to vacate facilities	$3,538	**$24,569**	**$5,849**	**$22,258**
Workforce reduction costs	2,055	**2,776**	**1,369**	**3,462**
Information technology costs	1,417	**917**	**939**	**1,395**
	$7,010	**$28,262**	**$8,157**	**$27,115**

6. Rental Equipment

Rental equipment consists of the following:

	December 31	
(In thousands)	**2002**	2001
Rental equipment	**$2,682,258**	$2,485,573
Less accumulated depreciation	**(836,583)**	(738,391)
Rental equipment, net	**$1,845,675**	$1,747,182

7. Property and Equipment

Property and equipment consist of the following:

	December 31	
(In thousands)	**2002**	2001
Land	**$ 46,623**	$ 45,050
Buildings	**94,842**	91,097
Transportation equipment	**278,853**	247,548
Machinery and equipment	**45,086**	47,672
Furniture and fixtures	**73,722**	61,573
Leasehold improvements	**70,545**	61,194
	609,671	554,134
Less accumulated depreciation and amortization	**(184,319)**	(144,081)
Property and equipment, net	**$ 425,352**	$ 410,053

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31	
(In thousands)	**2002**	2001
Accrued incentive compensation	**$ 30,397**	$ 40,412
Accrued insurance	**22,226**	18,559
Accrued interest	**49,639**	47,671
Restructuring accrual	**27,115**	7,010
Other	**57,702**	61,035
	$187,079	$174,687

9. Debt

Debt consists of the following:

	December 31	
(In thousands)	**2002**	2001
Credit facility, interest payable at a weighted average rate of 5.3% and 4.5% at December 31, 2002 and 2001, respectively	**$ 45,332**	$ 71,259
Term loan, interest payable at 4.8% and at 5.3% at December 31, 2002 and 2001, respectively	**639,033**	744,375
9½% Senior Subordinated Notes, interest payable semi-annually	**200,000**	200,000
8.8% Senior Subordinated Notes, interest payable semi-annually	**202,153**	201,653
9¼% Senior Subordinated Notes, interest payable semi-annually	**300,000**	300,000
9% Senior Subordinated Notes, interest payable semi-annually	**250,000**	250,000
10¾% Senior Notes, interest payable semi-annually	**653,795**	450,000
Receivables securitization, interest payable at 2.2% and 2.6% at December 31, 2002 and 2001, respectively	**160,501**	201,518
Other debt, including capital leases, interest payable at various rates ranging from 5.5% to 10% and 5.3% to 10% at December 31, 2002 and 2001, respectively, due through 2005	**61,984**	40,717
	$2,512,798	$2,459,522

Refinancing Transaction in 2002
On December 24, 2002, URI issued an additional $210.0 million aggregate principal amount of its 10¾% Senior Notes (the "new 10¾% Notes") for approximately $203.8 million of gross proceeds which are due April 15, 2008. The net proceeds from the sale of the new 10¾% Notes were approximately $199.4 million (after deducting the initial purchasers' discount and offering expenses). The new 10¾% Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URI's domestic subsidiaries. The new 10¾% Notes mature on April 15, 2008 and may be redeemed by URI on or after April 15, 2005, at specified redemption prices that range from 105.375% in 2005 to 100.0% in 2007 and thereafter. In addition, on or prior to April 15, 2004, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding new 10¾% Notes at a redemption price of 110.75%. The indenture governing the new 10¾% Notes contains certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets. The Company used the net proceeds from the new 10¾% Notes to: (i) permanently repay approximately $99.7 million of outstanding indebtedness under the Company's existing term loan; and (ii) repay approximately $99.7 million of outstanding borrowings under the revolving credit facility. As a result of the refinancing, the Company recorded in other (income) expense a charge of approximately $1.6 million ($0.9 million, net of tax) related to the write-off of financing fees.

In September and December 2002, the Company entered into amendments to the agreement governing its revolving credit facility and term loan. These amendments, among other things: (i) increased the aggregate amount of the credit facility that is available in the form of letters of credit; (ii) reduced the minimum interest coverage ratio that the Company is required to maintain for the period July 1, 2002 through December 31, 2004; (iii) changed certain definitions for purposes of measuring the Company's compliance with its financial covenants under the credit agreement; and (iv) reduced the maximum borrowings available under the Company's revolving credit facility by $100.0 million.

Refinancing Transaction in 2001
In April 2001, the Company obtained a new senior secured credit facility and issued $450.0 million in 10¾% senior notes. The senior secured credit facility is comprised of a revolving credit facility and a term loan. The proceeds from the senior secured credit facility and senior notes were used to refinance outstanding secured indebtedness of approximately $1,664.5 million and obligations under a synthetic lease of $31.2 million. As a result of the refinancing, the Company recorded an extraordinary charge of approximately $18.1 million ($11.3 million, net of tax), primarily related to the write-off of financing fees, and a charge of approximately $7.8 million recorded in "other (income) expense, net" related to refinancing costs of the synthetic lease.

Revolving Credit Facility
The revolving credit facility enables URI to borrow up to $650 million on a revolving basis and enables one of its Canadian subsidiaries to borrow up to $50 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $650 million). Up to $175 million of the revolving credit facility is available in the form of letters of credit ($111.6 million outstanding as of December 31, 2002). The revolving credit facility will mature and terminate on October 20, 2006.

As of December 31, 2002, borrowings under the revolving credit facility accrue interest, at the Company's option, at either (A) the ABR Rate (which is equal to the greater of: (i) the Federal Funds Rate *plus* 0.5%, or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.50%; or (B) an adjusted LIBOR rate plus a margin of 2.50%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

As of December 31, 2002, borrowings by the Canadian subsidiary under the revolving credit facility accrue interest, at such subsidiary's option, at either: (i) the Prime rate (which is equal to the Chase Manhattan Bank of Canada's prime rate) plus a margin of 1.50%; or (ii) the B/A rate (which is equal to the Chase Manhattan Bank of Canada's B/A rate) plus a margin of 2.50%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the Prime rate and the B/A rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the Prime rate and the B/A rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum.

The Company is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

Term Loan

On April 20, 2001, URI obtained a $750 million term loan. Amounts repaid in respect of the term loan may not be reborrowed. URI must repay the principal of the term loan in installments. After giving effect to the prepayment of approximately $99.7 million of the term loan described above, remaining principal installments are: (i) on December 31, 2006, URI must repay approximately $107.5 million; and (ii) on the last day of each calendar quarter thereafter up to and including September 30, 2007, URI must repay approximately $177.2 million.

Borrowings under the term loan accrue interest, at URI's option, at either (A) the ABR rate (which is equal to the greater of: (i) the Federal Funds Rate plus 0.5%, or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 2.0%; or (B) an adjusted LIBOR rate plus a margin of 3.0%.

Covenants

The agreements governing the senior secured credit facility contain certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (i) the ratio of senior debt to cash flow; (ii) minimum interest coverage ratio; (iii) the ratio of funded debt to cash flow; and (iv) the ratio of senior debt to tangible assets. These agreements also contain various other covenants that restrict the Company's ability to, among other things: (i) incur additional indebtedness; (ii) permit liens to attach to its assets; (iii) pay dividends or make other restricted payments on its common stock and certain other securities; and (iv) make acquisitions unless certain financial conditions are satisfied.

Guarantees and Security

URI's obligations under the senior secured facility are, subject to limited exceptions: (i) guaranteed by Holdings and URI's United States subsidiaries; and (ii) secured by substantially all of URI's assets, the stock of URI and the stock of Holding's other United States subsidiaries and a portion of the stock of Holding's Canadian subsidiaries. The obligations of the Canadian subsidiary that may borrow under the revolving credit facility are guaranteed by the Company's other Canadian subsidiaries and are secured by substantially all of the assets of this Canadian subsidiary and the stock of its subsidiaries.

10¾% Senior Notes

In April 2001, URI issued $450 million aggregate principal amount of 10¾% Senior Notes (the "10¾% Notes") which are due April 15, 2008. The net proceeds from the sale of the 10¾% Notes were approximately $439.9 million (after deducting the initial purchasers' discount and offering expenses). The 10¾% Notes are unsecured and are guaranteed by Holdings and, subject to limited exceptions, URI's domestic subsidiaries. The 10¾% Notes mature on April 15, 2008 and may be redeemed by URI on or after April 15, 2005, at specified redemption prices that range from 105.375% in 2005 to 100.0% in 2007 and thereafter. In addition, on or prior to April 15, 2004, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 10¾% Notes at a redemption price of 110.75%. The indenture governing the 10¾% Notes contains certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets. The amounts shown for the 10¾% Notes in the debt table above include the amount outstanding from the issuance of the new 10¾% Notes.

Senior Subordinated Notes

The senior subordinated notes shown in the debt table above were issued by URI, are unsecured, and are guaranteed by, subject to limited exceptions, URI's domestic subsidiaries. The 9½% Senior Subordinated Notes mature on June 1, 2008 and may be redeemed by URI on or after June 1, 2003, at specified redemption prices that range from 104.75% in 2003 to 100.0% in 2006 and thereafter. The 8.80% Senior Subordinated Notes mature on August 15, 2008 and may be redeemed by URI on or after August 15, 2003, at specified redemption prices that range from 104.4% in 2003 to 100.0% in 2006 and thereafter. The 9¼% Senior Subordinated Notes mature on January 15, 2009 and may be redeemed by URI on or after June 15, 2004, at specified redemption prices that range from 104.625% in 2004 to 100.0% in 2007 and thereafter. The 9% Senior Subordinated Notes mature on April 1, 2009 and may be redeemed by URI on or after April 1, 2004, at specified redemption prices that range from 104.5% in 2004 to 100.0% in 2007 and thereafter.

The indentures governing URI's senior subordinated notes contain certain restrictive covenants, including limitations on: (i) additional indebtedness; (ii) restricted payments; (iii) liens; (iv) dividends and other payments; (v) preferred stock of certain subsidiaries; (vi) transactions with affiliates; (vii) the disposition of proceeds of asset sales; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

Receivables Securitization

The Company has an accounts receivable securitization facility under which one of its subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under the facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on the Company's consolidated balance sheet. Key terms of this facility include: (i) borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount; (ii) the facility is structured so that the receivables in the collateral pool are the lenders' only source of repayment; (iii) prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings; and (iv) after expiration or early termination of the facility, the Company will repay the borrowings.

As of December 31, 2002: (i) the outstanding borrowings under the facility were approximately $160.5 million; and (ii) the aggregate face amount of the receivables in the collateral pool was approximately $346.8 million. The agreement governing this facility, which was amended in June 2001, contemplates that the term of the facility may extend for up to three years from the date of the amended facility. However, on each anniversary of such date, the consent of the lender is required for the facility to renew for the next year. The next anniversary date is in June 2003. The Company plans to seek the lenders' approval for renewal. However the Company cannot be certain it will be able to obtain such renewal with comparable terms or at all.

Interest Rate Swap Agreements

As of December 31, 2002, the Company had outstanding interest rate swap agreements that convert $200 million of its variable rate term loan to a fixed rate instrument through 2003. These swap agreements are designated as cash flow hedges. Changes in the fair values of the Company's cash flow hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transactions affect earnings. The Company also had outstanding interest rate swap agreements that convert $300 million of its fixed rate 9¼% Senior Subordinated Notes to a floating rate instrument through 2009. These swap agreements are designated as fair value hedges. Changes in the fair values of the Company's fair value hedges, as well as the offsetting fair value changes in the hedged items, are recorded on the statement of operations. The Company estimates the amount that will be reclassified into earnings in 2003 is approximately $2.1 million. There is no ineffectiveness related to the Company's hedges.

Maturities

Maturities of the Company's debt for each of the next five years at December 31, 2002 are as follows:

(In thousands)	
2003	$ 183,419
2004	26,554
2005	6,068
2006	152,802
2007	531,563
Thereafter	1,612,392

The maturities in 2003 are comprised primarily of amounts outstanding under the accounts receivable securitization facility. As described above, the annual renewal of the Company's accounts receivable securitization facility requires the lenders' consent. If the Company does not obtain this consent, then the facility will terminate in June 2003 and the Company will repay the borrowings thereunder.

10. Income Taxes

The provision for federal, state and provincial income taxes is as follows:

	Year Ended December 31		
(In thousands)	**2002**	2001	2000
Domestic federal:			
Current			$ 10,419
Deferred	**$ 3,963**	$81,507	97,756
	3,963	81,507	108,175
Domestic state:			
Current	**1,057**	1,978	3,587
Deferred	**(1,825)**	4,570	6,815
	(768)	6,548	10,402
Total domestic	**3,195**	88,055	118,577
Foreign federal:			
Current	**1,529**	1,626	1,061
Deferred	**2,109**	1,603	3,590
	3,638	3,229	4,651
Foreign provincial:			
Current			774
Deferred	**1,269**	693	1,119
	1,269	693	1,893
Total foreign	**4,907**	3,922	6,544
	$ 8,102	$91,977	$125,121

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item is as follows:

	Year Ended December 31		
(In thousands)	**2002**	2001	2000
Computed tax rate at statutory tax rate	**$(35,483)**	$75,064	$105,524
State income taxes, net of federal tax benefit	**(499)**	4,256	6,762
Non-deductible expenses	**41,871**	13,072	9,992
Other	**2,213**	(415)	2,843
	$ 8,102	$91,977	$125,121

The components of deferred income tax assets (liabilities) are as follows:

	December 31	
(In thousands)	**2002**	2001
Property and equipment	**$(539,431)**	$(431,515)
Intangibles	**32,799**	(48,163)
Reserves and allowances	**57,057**	38,767
Net operating loss and credit carryforwards	**221,905**	140,455
Other	**2,083**	3,432
	$(225,587)	$(297,024)

The current and deferred tax assets and liabilities at December 31, 2002 include the effects of certain reclassifications related to differences between the income tax provisions and tax returns for prior years. These reclassifications had no effect on net income.

For financial reporting purposes, income before income taxes and extraordinary items for the Company's foreign subsidiaries was $9.2 million, $8.6 million and $15.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, unremitted earnings (deficit) of foreign subsidiaries were approximately $(1.7) million and $27.6 million, respectively. Since it is the Company's intention to indefinitely reinvest these earnings, no United States taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

The Company has net operating loss carryforwards ("NOL's") of $564.2 million for federal income tax purposes that expire through 2022.

11. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust and Series A, B, C and D Preferred Stock

Trust Securities

In August 1998, a subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300.0 million of 30-year, 6½% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The Trust used the proceeds from the Preferred Securities Offering to purchase 6½% convertible subordinated debentures due 2028 (the "Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security, and are convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6½% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payment dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

Series A Preferred and Series B Preferred

The Company sold 300,000 shares of its Series A Preferred on January 7, 1999 and sold 150,000 shares of its Series B Preferred on September 30, 1999. On September 28, 2001, the Company entered into an agreement effecting: (i) the exchange of the outstanding Series A Preferred for an equal number of shares of Series C Preferred; and (ii) the exchange of the outstanding Series B Preferred for an equal number of shares of Series D Preferred.

Series C Preferred and Series D Preferred

There are 300,000 shares of the Company's Series C Preferred outstanding and 150,000 shares of the Company's Series D Preferred outstanding. The Series D Preferred includes 105,252 shares designated as Class D-1 and 44,748 shares designated as Class D-2. The rights of the two classes of Series D Preferred are substantially the same, except that only the Class D-1 has the voting rights described below.

Principal terms of the Series C Preferred and Series D Preferred include the following (subject to the special provisions described below that will apply in the event of certain Non-Approved Change of Control transactions): (i) each share is entitled to a liquidation preference of $1,000 per share; (ii) at holder's option, each share of Series C Preferred is convertible into 40 shares of common stock subject to adjustment (representing a conversion price of $25 per share based on the liquidation preference) and each share of Series D Preferred is convertible into 33⅓ shares of common stock subject to adjustment (representing a conversion price of $30 per share based on the liquidation preference); (iii) the holders of the Series C Preferred and Series D Preferred (on an as converted basis) and the holders of the common stock vote together as a single class on all matters (except that the Series C Preferred may vote as a separate class as described in the next clause); (iv) the holders of the Series C Preferred, voting separately as a single class, may elect two directors (subject to reduction to one, if the shares of Series C Preferred owned by specified holders cease to represent, on an as converted basis, at least eight million shares of common stock, and reduction to zero, if such shares of Series C Preferred cease to represent at least four million shares of common stock); (v) there are no stated dividends on the Series C Preferred or Series D Preferred, but the Series C Preferred and Series D Preferred, on an as converted basis, will participate in any dividends declared on the common stock; (vi) upon the occurrence of specified change of control transactions, other than a Non-Approved Change of Control (as defined below), the Company must offer to redeem the Series C Preferred and Series D Preferred at a price per share equal to the liquidation preference plus an amount equal to 6.25% of the liquidation preference compounded annually from the date of the issuance of the Series A Preferred, in the case of the Series C Preferred, and the date of the issuance of the Series B Preferred, in the case of the Series D Preferred, to the redemption date; (vii) if the Company issues for cash common stock (or a series of preferred stock convertible into common stock) and the price for the common stock is below the conversion price of the Series C Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series C Preferred at the price per share set forth in the preceding clause; and (viii) if the Company issues for cash common stock (or a series of preferred stock convertible into common stock) for a price for the common stock below the conversion price of the Series D Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series D Preferred at the price per share specified in the second preceding clause.

Special Rights of Series C Preferred and Series D Preferred Upon Non-Approved Change of Control

In general, a Non-Approved Change of Control transaction is a change of control transaction that the Board of Directors (the "Board") has disapproved and which the Board has not facilitated by such actions as weakening or eliminating the Company's Stockholder Rights Plan. If a Non-Approved Change of Control occurs, and the Board does not offer the holders of the Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an Approved Change of Control transaction: (i) the holders of the Series C Preferred would elect a majority of the Board for a specified period; (ii) the holders of the Series C Preferred and Series D Preferred would be entitled to an additional 6.25% return on the liquidation preference, compounded annually from January 1999 for the Series C Preferred and from September 1999 for the Series D Preferred; (iii) after the holders of the common stock receive an amount equivalent to the liquidation preference, the holders of the Series C Preferred and Series D Preferred would share with the holders of the common stock, on an as-converted basis, in any remaining amounts available for distribution; and (iv) the Series C Preferred and Series D Preferred would accrue dividends at a maximum annual rate, compounded annually, equal to 18% of the liquidation preference.

12. Capital Stock

Warrants

As of December 31, 2002 there are outstanding warrants to purchase an aggregate of 7,144,298 shares of common stock. The weighted average exercise price of the warrants is $11.76 per share. The warrants may be exercised through 2011 and there were 7,116,930 warrants exercisable as of December 31, 2002.

Common Stock

The Company has a share repurchase program to acquire up to $200 million of its issued and outstanding common stock. Share repurchases under the program may be made from time to time, subject to certain restrictions under the Company's credit agreements, continuing through May 2003. The Company repurchased and retired 1,066,641 and 1,350,600 shares of common stock during 2002 and 2001, respectively.

2001 Senior Stock Plan

In June 2001, the Company's shareholders approved the adoption of the 2001 Senior Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to Company officers and directors. The maximum number of shares of common stock that can be issued under the plan is 4,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after June 5, 2011. As of December 31, 2002, 2,026,592 shares had been awarded under this plan at a weighted-average price of $23.79 per share with vesting periods up to ten years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

2001 Stock Plan

In March 2001, the Company adopted the 2001 Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to certain employees (other than officers and directors) and others who render services to the Company. The maximum number of shares of common stock that can be issued under the plan is 2,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after March 23, 2011. As of December 31, 2002, 1,370,837 shares had been awarded under this plan at a weighted-average price of $17.14 per share with vesting periods up to three years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

The Company records the issuance of common shares at the quoted market price on the date of the grants. Amortization of deferred compensation is then recognized on a straight-line basis over the related vesting period. Amortization expense recognized for the years ended December 31, 2002 and 2001 for the awards of the above stock plans was approximately $11.4 million and $6.2 million, respectively.

1997 Stock Option Plan

The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 2002 and 2001, options to purchase an aggregate of 4,033,030 shares and 4,845,783 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 Stock Option Plan

The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,200,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 2002 and 2001, options to purchase an aggregate of 2,250,000 shares and 3,686,667 shares of common stock, respectively, were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 Supplemental Stock Option Plan

The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 5,600,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 2002 and 2001, options to purchase an aggregate of 4,752,565 shares and 5,342,097 shares of common stock, respectively, were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1997 Performance Award Plan

Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. The options expire in 2007. As a result of the merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock. As of December 31, 2002 and 2001, options to purchase an aggregate of 1,561,123 shares and 2,547,467 shares of common stock, respectively, were outstanding pursuant to this plan.

A summary of the transactions within the Company's stock option plans follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	15,653,242	$20.86
Granted	1,921,125	16.56
Exercised	(26,307)	16.91
Canceled	(451,965)	27.03
Outstanding at December 31, 2000	17,096,095	20.23
Granted	633,400	19.78
Exercised	(715,143)	14.24
Canceled	(592,338)	23.94
Outstanding at December 31, 2001	16,422,014	20.22
Granted	722,550	11.94
Exercised	(3,735,666)	17.32
Canceled	(812,180)	25.03
Outstanding at December 31, 2002	**12,596,718**	**$20.20**
Exercisable at December 31, 2002	**10,693,526**	**$21.02**

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Amount Exercisable	Weighted Average Exercise Price
$10.00 - $15.00	3,237,029	6.6 years	$12.17	2,490,731	$12.49
15.01 - 20.00	1,807,765	7.4 years	16.38	999,953	16.68
20.01 - 25.00	5,285,578	5.3 years	21.78	5,023,161	21.73
25.01 - 30.00	1,176,597	6.3 years	27.35	1,089,932	27.27
30.01 - 50.00	1,089,749	5.7 years	34.97	1,089,749	34.97
	12,596,718	6.1 years	$20.20	10,693,526	$21.02

At December 31, 2002 there were: (i) 7,144,298 shares of common stock reserved for the exercise of warrants; (ii) 12,596,718 shares of common stock reserved for issuance pursuant to options granted and that may be granted in the future under the Company's stock option plans; (iii) 5,192,526 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust; (iv) 17,000,000 shares of common stock reserved for the issuance of Series C and Series D preferred stock; and (v) 203,495 shares of common stock reserved for the conversion of convertible debt.

Stockholders' Rights Plan

The Company adopted a Stockholders' Rights Plan on September 28, 2001 (with a record date of October 19, 2001). This plan and other provisions of the Company's charter and bylaws may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the shareholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on September 27, 2011.

13. Comprehensive Income

The following table sets forth the components of the Company's accumulated other comprehensive income (loss):

(In thousands)	Foreign Currency Translation Adjustments	Derivatives Qualifying as Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 1999	$ 317		$ 317
2000 activity	(7,264)		(7,264)
Balance at December 31, 2000	(6,947)		(6,947)
2001 activity	(16,137)	$(7,043)	(23,180)
Balance at December 31, 2001	(23,084)	(7,043)	(30,127)
2002 activity	2,484	795	3,279
Balance at December 31, 2002	**$ (20,600)**	**$ (6,248)**	**$ (26,848)**

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except share and per share data)	Year Ended December 31 2002	2001	2000
Numerator:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(109,486)**	$122,573	$176,375
Plus: preferred dividends of a subsidiary trust, net of taxes			11,406
Income (loss) available to common stockholders	**$(109,486)**	$122,573	$187,781
Denominator:			
Denominator for basic earnings per share-weighted-average shares	**75,787,693**	72,141,128	71,069,174
Effect of dilutive securities:			
Employee stock options	**1,162,530**	1,507,820	1,517,015
Warrants	**2,780,047**	3,738,239	2,791,387
Series A Preferred			12,000,000
Series B Preferred			5,000,000
Series C Preferred	**12,000,000**	12,000,000	
Series D Preferred	**5,000,000**	5,000,000	
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust			6,876,003
Denominator for dilutive earnings per share—adjusted weighted-average shares	**96,730,270**	94,387,187	99,253,579
Earnings (loss) per share-basic:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$1.70	$2.48
Extraordinary item, net		0.16	
Cumulative effect of change in accounting principle, net	**(3.80)**		
Net income (loss)	**$(5.25)**	$1.54	$2.48
Earnings (loss) per share-diluted:			
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	**$(1.45)**	$1.30	$1.89
Extraordinary item, net		0.12	
Cumulative effect of change in accounting principle, net	**(3.80)**		
Net income (loss)	**$(5.25)**	$1.18	$1.89

The diluted share base for years where the numerator represents a loss excludes incremental weighted shares for the above-captioned "—Effect of dilutive securities" due to their antidilutive effect.

15. Commitments and Contingencies

Operating Leases

The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for non-cancelable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2002:

(In thousands)	Real Estate Leases	Rental Equipment Leases	Other Equipment Leases
2003	$ 68,068	$110,642	$21,873
2004	63,613	88,189	15,847
2005	55,650	82,325	5,239
2006	50,574	246,719	2,063
2007	46,383	39,927	1,072
Thereafter	108,093		357
	$392,381	$567,802	$46,451

As part of certain of its equipment operating leases, the Company guarantees that the value of the equipment at the end of the lease term will not be less than a specified projected residual value. The use of these guarantees helps to lower the Company's monthly operating lease payments. The Company believes that the projected residual values are reasonable and, accordingly, that it is not likely to incur material obligations pursuant to such guarantees. However, the Company cannot be certain that the actual residual values will not turn out to be significantly below the projected values that the Company guaranteed. The Company's maximum potential liability under these guarantees is $231.6 million, which represents the aggregate amount that it would be required to pay if the residual value was zero for all equipment subject to such guarantees. In conformity with applicable accounting standards, this potential liability is not recorded on the Company's balance sheet.

The Company was the seller-lessee in sale-leaseback transactions with unrelated third parties in which it sold rental equipment for aggregate proceeds of $3.4 million in 2002, rental equipment and real estate for aggregate proceeds of $51.0 million in 2001, and rental equipment for aggregate proceeds of $218.8 million in 2000. For the 2002 transactions, the Company leased back the rental equipment for a minor period of one to eight months. For the 2001 transactions, the Company leased back the real estate over a 10-year period and the rental equipment for a minor period of one to eight months. For the 2000 transactions, the Company leased back a portion of the rental equipment for a minor period of one to eight months, and the balance over a five-year period. The total gains related to these transactions in 2002, 2001, and 2000 were, respectively, approximately $1.5 million of which none was deferred, $21.6 million of which $1.4 million was deferred, and approximately $16.5 million of which $4.0 million was deferred. The deferred gains are amortized over the respective lease periods on a straight-line basis.

Rent expense under all non-cancelable real estate, rental equipment and other equipment operating leases totaled $185.0 million, $170.9 million, and $137.3 million for the years ended December 31, 2002, 2001, and 2000, respectively. The Company's real estate leases provide for varying terms, including leases subject to customary escalation clauses, and include 43 leases that are on a month-to-month basis and 36 leases that provide for a remaining term of less than one year and do not provide a renewal option.

Restricted Stock Awards

The Company has granted to employees other than executive officers and directors approximately 1,165,000 shares of restricted stock that contain the following provisions: (i) the shares vest in 2004, 2005 or 2006 or earlier upon a change in control of the Company, death, disability, retirement or certain terminations of employment, and are subject to forfeiture prior to vesting on certain other terminations of employment, the violation of non-compete provisions and certain other events; and (ii) the grants provide that the Company will pay to employees who vest in their restricted stock, and who sell their restricted stock within five trading days after vesting, a maximum aggregate amount for all these employees of approximately $300,000 for each dollar by which the per share proceeds of these sales are less than $27.26 but more than $15.17, a maximum aggregate amount for all these employees of approximately $500,000 for each dollar by which the per share proceeds of these sales are less than $15.17 but more than $9.18, and a maximum aggregate amount for all these employees of approximately $1,165,000 for each dollar by which the per share proceeds of these sales are less than $9.18.

Employee Benefit Plans

The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. The Company also sponsors a deferred profit sharing plan for the benefit of the full-time employees of its Canadian subsidiaries. Under these plans, the Company matches a percentage of the participants' contributions up to a specified amount. Company contributions to the plans were $5.2 million, $6.0 million, and $6.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company had accrued $22.2 million and $28.3 million at December 31, 2002 and 2001, respectively, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

16. Segment Information

Each of the Company's branch locations is an operating segment which consists of the rental and sale of equipment and related merchandise and parts. Certain of the Company's branches also provide specialty traffic control services as a product line. Of the total revenues for these branches, the amount of revenue attributable to such traffic control services was $291.6 million, $272.2 million, and $245.0 million during the years ended December 31, 2002, 2001, and 2000, respectively. All of the Company's branches have been aggregated into one reportable segment because they offer similar products and services in similar markets and the factors determining strategic decisions are comparable.

The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 2002, 2001, and 2000 is as follows:

	Year Ended December 31		
(In thousands)	**2002**	2001	2000
Revenues from external customers			
Domestic	**$2,658,969**	$2,740,694	$2,753,266
Foreign	**162,020**	145,911	165,595
Total revenues from external customers	**$2,820,989**	$2,886,605	$2,918,861
Rental equipment, net			
Domestic	**$1,713,406**	$1,630,411	$1,604,191
Foreign	**132,269**	116,771	128,644
Total consolidated rental equipment, net	**$1,845,675**	$1,747,182	$1,732,835
Property and equipment, net			
Domestic	**$ 409,785**	$ 393,541	$ 405,873
Foreign	**15,567**	16,512	16,366
Total consolidated property and equipment, net	**$ 425,352**	$ 410,053	$ 422,239
Goodwill and other intangible assets, net			
Domestic	**$1,588,066**	$2,086,481	$2,092,882
Foreign	**122,946**	121,220	134,126
Total consolidated goodwill and other intangible assets, net	**$1,711,012**	$2,207,701	$2,227,008

17. Quarterly Financial Information (Unaudited)

Selected Financial Data

The following table of quarterly financial information has been prepared from unaudited financial statements of the Company and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2002:				
Total revenues	**$598,965**	**$744,759**	**$783,103**	**$694,162**
Gross profit	**179,208**	**253,262**	**245,747**	**208,060**
Goodwill impairment				**247,913**
Restructuring charge				**28,262**
Income (loss) before cumulative effect of change in accounting principle	**7,584**	**51,114**	**40,767**	**(208,951)**
Cumulative effect of change in accounting principle	**(288,339)**			
Net income (loss)	**(280,755)**	**51,114**	**40,767**	**(208,951)**
Basic earnings (loss) before cumulative effect of change in accounting principle per share	**$0.10**	**$0.67**	**$0.53**	**$(2.73)**
Diluted earnings (loss) before cumulative effect of change in accounting principle per share	**$0.08**	**$0.51**	**$0.43**	**$(2.73)**
For the year ended December 31, 2001:				
Total revenues	$619,104	$768,013	$795,483	$704,005
Gross profit	202,567	286,063	305,242	245,598
Restructuring charge		28,922		
Income before extraordinary item	3,412	24,935	62,052	32,174
Extraordinary item		11,317		
Net income	3,412	13,618	62,052	32,174
Basic earnings before extraordinary item per share	$0.05	$0.35	$0.85	$0.45
Diluted earnings before extraordinary item per share	$0.04	$0.26	$0.63	$0.34

Locations

Alabama

Bessemer (2)
Birmingham
Decatur
Dothan
Hope Hull
Madison (2)
Mobile
Montgomery (2)
Oxford

Alaska

Anchorage (2)
Palmer
Soldotna
Wasilla

Alberta, Canada

Calgary (2)
Edmonton
Fort McMurray
Red Deer

Arizona

Bullhead City (2)
Cottonwood
Flagstaff (2)
Glendale
Kingman
Lake Havasu City
Phoenix (6)
Prescott (2)
Show Low
Tucson (2)
Yuma

Arkansas

Fayetteville
Little Rock
Rogers

British Columbia, Canada

Abbotsford
Burnaby (2)
Campbell River
Chilliwack
Kamloops
Langley (2)
Maple Ridge
Nanaimo
North Vancouver
Port Coquitlam
Prince George
Richmond
Surrey
Vancouver
Victoria
Whistler
White Rock

California

Antioch
Arroyo Grande
Bakersfield (3)
Baldwin Park
Buena Park
Burbank
Burlingame
Canoga Park
Carmichael
Castro Valley
Cathedral City
Chico
Chula Vista
Corona
Crescent City
Downey
Dublin
Elk Grove (2)
Escondido (2)
Eureka
Folsom
Fontana
Fremont (2)
Fresno (3)
Fullerton
Gardena
Gilroy
Hayward (2)
Hesperia
Huntington Beach (2)
Indio
Lakeside
Lancaster
Lodi
Long Beach (3)
Los Alamitos
Los Angeles
Madera
Marysville
Merced
Modesto (4)
Montclair
Monterey
Mountain View
Napa (2)
Oakland
Oxnard
Pico Rivera
Redding
Ridgecrest
Riverside
Rocklin (2)
Sacramento (3)
Salinas
San Diego
San Francisco
San Jose (6)
San Juan Capistrano
San Leandro
San Luis Obispo
Santa Ana
Santa Cruz
Santa Fe Springs
Santa Maria
Santa Rosa (2)
South Lake Tahoe
Stockton (3)
Sunnyvale
Susanville
Tracy
Turlock
Vacaville
Van Nuys
Ventura (2)
Visalia

Colorado

Brighton
Colorado Springs (2)
Commerce City
Denver (7)
Fort Collins
Frisco
Grand Junction
Leadville
Loveland
Pueblo
Westminster

Connecticut

Bloomfield
Danbury
Darien
Fairfield
Groton
Manchester
Milford
North Stonington
Old Saybrook
Plainville
Stamford
West Haven

Delaware

Bear
Delmar
Frederica
Middletown
Newark

Florida

Bradenton
Clearwater (2)
Davie
Deerfield Beach
Fort Lauderdale
Fort Myers (2)
Fort Pierce
Fort Walton Beach
Gainesville
Holly Hill
Jacksonville (3)
Jupiter
Lakeland
Longwood
Melbourne
Miami (2)
Naples
Orlando (7)
Panama City Beach
Pompano Beach
Port St. Lucie
Tampa (3)
West Palm Beach

Georgia

Acworth
Athen
Augusta
Carrollton
Columbus
Conyers
Douglasville
Forest Park (3)
Garden City
Jessup
Kingsland
Lawrenceville
Leesburg
Macon
McDonough
Norcross
Remerton
Ringgold
Sugar Hill
Villa Rica

Idaho

Boise
Lewiston

Illinois

Addison
Bloomingdale
Bloomington (2)
Carbon Cliff
Carbondale
Champaign
Chicago
Fairview Heights
Mokena
Moline
Rockford (2)
Springfield
Villa Park

Indiana

Bloomington
Edinburgh
Evansville (2)
Fort Wayne (2)
Greenfield
Indianapolis (4)
Kokomo
Lafayette (2)
Richmond
South Bend
Valparaiso
West Terre Haute

Iowa

Cedar Rapids
Council Bluffs
Des Moines (3)
Dubuque
Fort Dodge
Grimes (2)
Iowa City
Mason City
Sioux City (2)
Waterloo

Kansas

Overland Park (2)
Salina
Topeka
Wichita (3)

Kentucky

Georgetown
Lexington
Louisville (4)
Paducah

Louisiana

Baton Rouge (2)
Harvey
La Place
Monroe
Shreveport
St. Rose (2)

Maine

Bangor
Scarborough

Manitoba, Canada

Thompson
Winnipeg

Maryland

Annapolis
Baltimore (2)
Beltsville
Bladensburg
Delmar
Frederick (6)
Gaithersburg
Glen Burnie
Joppatowne
Lexington Park
Pasadena
Prince Frederick
Silver Spring
Upper Marlboro

Massachusetts

Agawam
Boston
Canton
Everett
Four Rivers
Kingston (2)
Ludlow
Millbury
Mystic
Watertown
West Yarmouth
Worcester

Michigan

Covert
Detroit
Grand Rapids
Hudsonville
Romulus
Taylor
Traverse City
Wixom

Minnesota

Hastings
Hermantown (2)
Mankato
Minneapolis (2)
North St. Paul
Rochester
Rogers (2)
Roseville
Savage
St. Michael
St. Paul

Mississippi

Canton
Olive Branch

Missouri

Belton
Bridgeton
Jefferson City
Kansas City (4)
St. Charles
St. Louis (2)
Springfield
Strafford

Montana

Billings
Missoula

Nebraska

Lincoln (2)
Norfolk
Omaha
Papillion

Nevada

Carson City
Elko
Gardnerville
Las Vegas (2)
North Las Vegas (2)
Reno (4)
Sparks

Newfoundland, Canada

Arnold's Cove
Clarenville
Corner Brook
Dunville
Goose Bay
Grand Falls-Windsor
Mount Pearl
St. John's
Stephenville

New Hampshire

Hudson
Manchester

New Jersey

Bellmawr
Burlington
Carlstadt
Egg Harbor Township
Elmwood Park
Piscataway
Richland
Ridgefield Park (2)
Vineland

New Mexico

Albuquerque (2)
Farmington
Las Cruces

New York

Albany
Batavia
Brooklyn
Depew
East Syracuse (2)
Flushing
Garden City
Glenmont
Hicksville
Highland
Holtsville
New Windsor
New York
Rochester (5)
Williamsville

North Carolina

Arden
Charlotte (2)
Durham (2)
Fayetteville
Garner
Goldsboro
Greensboro (3)
Jacksonville
Pilot Mountain
Raleigh (2)
Salisbury
Wilmington (2)
Winston-Salem

North Dakota

Bismarck (3)
Fargo (5)
Grand Forks
Minot

Nuevo Laredo, Mexico

Escobedo

Ohio

Brooklyn Heights
Cincinnati (2)
Cleveland
Columbiana
Columbus (2)
East Liverpool
Independence
Irontown (2)
Marietta
North Olmstead (2)
Perrysburg
Toledo

Oklahoma

Lawton
McAlester
Oklahoma City (2)
Tulsa (2)

Ontario, Canada

Barrie
Belleville
Bracebridge
Brampton
Brantford
Cambridge
Collingwood (2)
Dryden
Guelph
Kenora
Kingston
Kitchener (2)
London (3)
Meadford
Mississauga
North Bay
Oshawa
Ottawa
Owen Sound
Sarnia
Scarborough
St. Catherines
Stoney Creek (2)
Stratford
Sudbury
Toronto
Walkerton
Waterloo
Weston

Oregon

Albany
Bend
Clackamas
Corvallis
Eugene (2)
Grants Pass
Gresham
Hermiston
Hillsboro
Lebanon
Medford (2)
Portland (7)
Redmond
Roseburg
Salem (2)
Seaside
The Dalles
Tigard
Tualatin

Pennsylvania

Hatfield
Lebanon
Mechanicsburg (2)
Middletown
Murrysville
Oakdale
Palmyra
Philadelphia
Quakertown
State College
Watsontown
Wilkes-Barre
York

Quebec, Canada

Alma
Chicoutimi
Longueuil
Sept-Iles
Shawinigan
Saint-Jovite
St. Laurent
St. Leonard
Trois-Rivieres
Ville Vanier

Rhode Island

Cranston
Smithfield (2)

Saskatchewan, Canada

Regina
Saskatoon

South Carolina

Anderson
Charleston (2)
Columbia
Conway
Greenville
Rock Hill
Spartanburg

South Dakota

Rapid City (3)
Sioux Falls (2)

Tennessee

Kingsport
Knoxville (3)
Memphis
Nashville (2)
Spring Hill

Texas

Arlington
Austin (3)
Beaumont (2)
Carrollton
Cedar Park
Conroe (2)
Corpus Christi
Corsicana
Dallas (3)
El Paso (3)
Fort Worth (4)
Garland
Georgetown
Grand Prairie
Greenville
Houston (7)
Irving (2)
Katy
Keller (2)
La Porte
Laredo
League City
Lubrock
Midland
Odessa
Palestine
Plano
Rosenburg
San Antonio (2)
Sherman
Temple
The Woodlands
Tyler (2)
Wichita Falls

Utah

Kaysville
Orem
Saint George
Salt Lake City (4)
Sandy
Tooele

Virginia

Chantilly
Charlottesville
Chesapeake (2)
Fairfax
Glen Allen
Hampton
Hopewell
Richmond
Roanoke
Sterling
Winchester

Washington

Airway Heights
Arlington
Auburn
Bellingham
Bonney Lake
Bothell
Bremerton (2)
Burien
Burlington
Chehalis
Covington
Ellensburg
Federal Way
Gig Harbor
Kirkland
Longview
Marysville
Monroe
Moses Lake
Pasco
Port Angeles
Puyallup
Renton (2)
Seattle
Spokane (2)
Sumner
Tacoma
Tukwila
Tumwater
Union Gap
Vancouver
Woodinville

Wisconsin

De Pere
La Crosse
Madison
Marshfield
Milwaukee (3)

Wyoming

Casper
Cheyenne

Corporate Information

Board of Directors

Bradley S. Jacobs
Chairman and
Chief Executive Officer

Wayland R. Hicks
Vice Chairman and
Chief Operating Officer

John N. Milne
President and
Chief Financial Officer

Leon D. Black
Founding Principal
Apollo Management, L.P.

Ronald M. DeFeo
Chairman and
Chief Executive Officer
Terex Corporation

Michael S. Gross
Founding Principal
Apollo Management, L.P.

John S. McKinney
Director

Gerald Tsai, Jr.
Director

Christian M. Weyer
President
Enerfin S.A.

Officers

Bradley S. Jacobs
Chairman and
Chief Executive Officer

Wayland R. Hicks
Vice Chairman and
Chief Operating Officer

John N. Milne
President and
Chief Financial Officer

Investor Data

Stock Listing
United Rentals common stock
is listed on the New York Stock
Exchange (ticker symbol: URI)

Transfer Agent
American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005

Auditor
Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830

Corporate Headquarters
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830
Phone: (203) 622-3131
Fax: (203) 622-6080
E-mail: investors@unitedrentals.com
www.unitedrentals.com

Annual Meeting
Hyatt Regency Greenwich
1800 East Putnam Avenue
Old Greenwich, CT 06870
May 28, 2003 at 3:00 p.m.

If you would like a copy of the
Company's Annual Report on
Form 10-K, you may obtain it
without charge by writing to:
Secretary
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830

Designed and produced by Taylor & Ives Inc., NYC

1,719,172 11.3% 69,400 3,639,422 $3,660,160,856

1,719,172 11.3% 69,400 3,639,422

$3,660,160,856 1,719,172 11.3% 69,400 3,639,422

$3,660,160,856 1,719,172 11.3% 69,400

3,639,422 $3,660,160,856 1,719,172 11.3% 69,400

1,719,172 $3,660,160,856 1,719,172 11.3%

$3,660,160,856 1,719,172

$3,660,160,856 1,719,172

1,719,172 11.3% 69,400

1,719,172 11.3%

$3,660,160,856 1,719,172 11.3%

3,639,422 $3,660,160,856 1,719,172

3,639,422 $3,660,160,856 1,719,172

69,400 3,639,422 $3,660,160,856


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